PROSPECTUS

                              3,778,088 SHARES AND
                               2,000,000 WARRANTS

                    SECURITY ASSOCIATES INTERNATIONAL, INC.

                                  COMMON STOCK
                                      AND
                                    WARRANTS

     This Prospectus relates to 2,000,000 shares of common stock, $.001 par value per share ("Common Stock") and warrants to purchase up to 2,000,000 of said shares of Common Stock (the "Warrants"), which may be offered and issued by Security Associates International, Inc. (the "Company"): (i) in connection with offerings to independent security alarm system sales and installation organizations ("Dealers") to induce them to enter into long term contractual relationships with the Company (the "Dealer Program") will be made on a continuous basis and may continue for a period in excess of 30 days from the date of initial effectiveness under Rule 415(a)(1)(ix) of Regulation C promulgated under the Securities Act of 1933, as amended (the "Securities Act"); (ii) in connection with acquisitions of other businesses, real or personal properties, or securities in business combination transactions in accordance with Rule 415(a)(1)(viii) of Regulation C; and (iii) or otherwise under Rule 415 of Regulation C promulgated under the Securities Act. The Common Stock offered in the Dealer Program under Rule 415(a)(1)(ix) will be issued by the Company at an assigned value of $6.00 per share, although no cash outlay or capital investment will be made by the Dealers for such shares. The exercise of the Warrants will require a cash outlay of $6.00 per share. The Company will receive no proceeds from the issuance of Common Stock to the Dealers.

     This Prospectus also covers 1,778,088 shares of Common Stock which may be offered for sale by certain selling stockholders ("Selling Stockholders") under Rule 415(a)(1)(i) and 415(a)(1)(iii). See "Securities Covered by this Prospectus."

     Dealers receiving Common Stock or Warrants under the Dealer Program will be assuming several risks related to the securities they receive. The Dealer will be required to enter into an individually negotiated multi-year agreement whereby the Dealer agrees that after entering the Dealer Program (defined herein) it will not transfer Accounts (defined herein) monitored by the Company's central monitoring stations on the date they join the Dealer Program to a central monitoring station not owned by the Company or a subsidiary of the Company. In addition, the Dealer will grant the Company (or its subsidiaries) rights of first refusal to purchase the Dealer's Accounts and for borrowings secured by Accounts during the term of the agreement. The securities issued to a Dealer will also be subject to restrictions on transfer. The right to transfer or pledge 25% of the securities the Dealer receives (as well as the right to exercise the Warrants) will vest at closing, and will vest with respect to the remaining 75%, annually at the rate of 25% per year, over a period of three years. If the Dealer defaults on its obligations to the Company, the Dealer will forfeit all of the securities as to which the right to transfer or pledge have not yet vested. See "Business - Dealer Program."

     The Common Stock is traded on the American Stock Exchange under the symbol IDL. On April 6, 1998, the last reported sale price of the Common Stock was
$6.875.   See "Price Range of Common Stock."

                           _________________________

                       THESE ARE SPECULATIVE SECURITIES.
             SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR INFORMATION
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                           _________________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
          HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
             UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

              THE DATE OF THIS PROSPECTUS IS APRIL 22, 1998

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN A JURISDICTION WHERE IT IS UNLAWFUL TO MAKE SUCH OFFER. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME SHALL NOT, UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.


                               TABLE OF CONTENTS


PROSPECTUS SUMMARY .............................................  3
RISK FACTORS ...................................................  5
SECURITIES COVERED BY THIS PROSPECTUS .......................... 10
USE OF PROCEEDS ................................................ 12
PRICE RANGE OF COMMON STOCK .................................... 12
STOCKHOLDER RETURN AND PERFORMANCE GRAPH ....................... 13
DIVIDEND POLICY ................................................ 13
SELECTED FINANCIAL DATA ........................................ 14
PRO FORMA COMBINED STATEMENT OF INCOME ......................... 15
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS .................................... 16
BUSINESS ....................................................... 22
MANAGEMENT ..................................................... 38
CERTAIN TRANSACTIONS ........................................... 44
PRINCIPAL AND SELLING STOCKHOLDERS ............................. 47
DESCRIPTION OF CAPITAL STOCK ................................... 53
LEGAL MATTERS .................................................. 57
EXPERTS ........................................................ 57
ADDITIONAL INFORMATION ......................................... 57
INDEX TO FINANCIAL STATEMENTS ..................................F-1


     Certain statements in this Prospectus that are not historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Discussions containing such forward-looking statements may be found of in the material set forth in the sections entitled "Risk Factors", "Prospectus Summary", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business", as well in the Prospectus generally. In addition, when used in the Prospectus the words "anticipates," "intends," "seeks," "believes," "estimates," and "expects" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. Such statements are subject to a number of risks and uncertainties. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors." The Company undertakes no obligation to revise these forward-looking statements to reflect any future events or circumstances.

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND RELATED NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL REFERENCES TO "SECURITY ASSOCIATES" OR THE "COMPANY" INCLUDES THE COMPANY AND ITS SUBSIDIARIES.

                                  THE COMPANY

     Security Associates International, Inc. ("Security Associates" or the "Company") provides security alarm monitoring services for both residences and businesses. These services are provided either directly to "Accounts" (which are contracts to provide monitoring services) owned by the Company or to Accounts owned by third parties, who are largely independent alarm system sales and installation organizations ("Dealers"). The Company's ability to capture monitoring business is enhanced and supported by a network of approximately 2,000 Dealers to which the Company provides industry-related education relating to technology, finance, management and marketing (the "Dealer Network"). The Company presently owns and operates four central monitoring stations located in Des Plaines, Illinois, Pompano Beach, Florida, Euclid, Ohio and Austin,
Texas.

     Security Associates' revenues generally consist of recurring monthly revenue ("RMR") payments under written contracts to provide monitoring services. For the year ended December 31, 1997, the Company derived approximately 45% of its monitoring revenues from monitoring Company owned Accounts and approximately 55% of its revenues from monitoring Dealer owned Accounts. Total revenues increased from $699,154 for the fiscal year ended December 31, 1993 to $10,814,087 for the fiscal year ended December 31, 1997. Operating income decreased from a loss of $944,311 for the fiscal year ended December 31, 1993 to a loss of $2,662,040 for the fiscal year ended December 31, 1997. The Company's loss per share of Common Stock for the fiscal year ended December 31, 1997, was $1.16 per share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     As of December 31, 1997, Security Associates owned a total of 24,311 Accounts, of which 2,178 Accounts were monitored by other central stations. From January 1, 1993 through December 31, 1997, the Company acquired 22,987 Accounts (net of attrition). During the year ended December 31, 1997, the Company acquired 12,018 Accounts. As a result, the RMR that the Company is entitled to receive from owned Accounts increased from $28,388 ($340,656 annualized) as of December 31, 1992 to $552,853 ($6,634,236 annualized) as of December 31, 1997.

     As of December 31, 1997, the Company monitored a total of 227,983 Accounts from its five then operating central monitoring stations: 205,850 of the Accounts were owned by 1,346 Dealers and 22,133 of the Accounts were owned by the Company. From January 1, 1993 through December 31, 1997, the number of
owned and/or monitored Accounts increased from 12,301 to 230,161.   During the
year ended December 31, 1997, the Company provided monitoring services to 117,217 additional Accounts as compared to 1996. The Company's RMR from monitoring Dealer owned Accounts increased from $59,253 ($711,036 annualized) as of December 31, 1992 to $739,953 ($8,879,436 annualized) as of December 31, 1997. The Company estimates that its central monitoring stations are capable of monitoring 350,000 Accounts without requiring substantial additional capital outlays. The Company's current plan envisions increasing the total capacity of the Company's central stations to 500,000 Accounts by the end of 1998, although there can be no assurance that this goal can be achieved.

     The Company maintains its principal executive offices at 2101 South Arlington Heights Road, Arlington Heights, Illinois 60005. The Company's telephone number is (847) 956-8650.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                        YEARS ENDED DECEMBER 31,
                                               ------------------------------------------------------------------------------
                                                                                                                   PRO FORMA
                                                  1993          1994         1995          1996          1997        1997(1)
                                               ---------     ---------     ---------     ---------     ---------    ---------
STATEMENT OF OPERATIONS DATA:
Revenues.....................                 $      699    $    1,397    $    2,733    $    3,782    $   10,814   $   14,245
 Operating loss..............                 $     (944)   $     (354)   $     (389)   $     (591)   $   (2,662)  $   (2,942)
 Net (loss) available to
   common stockholders.........               $     (846)   $     (457)   $     (947)   $   (1,718)   $   (4,938)  $   (5,307)
 Net loss per share..........                 $     (.25)   $     (.13)   $     (.26)   $     (.47)   $    (1.16)  $    (1.24)
 Shares used in computing
   net income per share........                3,407,502     3,662,187     3,665,642     3,669,343     4,266,151    4,266,151


                                                                           YEARS ENDED DECEMBER 31,
                                                         -------------------------------------------------------------------
                                                          1993          1994           1995           1996          1997
                                                         ------        -------        -------        -------       ---------
BALANCE SHEET DATA:
Cash and cash equivalents........................        $  555        $    86        $    54        $   632         $ 5,522
Working capital (deficit)........................        $    2        $  (787)       $(2,699)       $(4,518)        $ 1,625
Total assets.....................................        $1,984        $ 2,690        $ 6,030        $16,533         $36,009
Total debt.......................................        $1,792        $ 3,099        $ 6,862        $12,790         $22,919
Total stockholders' equity (deficit).............        $ (675)       $(1,132)       $(2,043)       $ 1,269         $ 7,231



(1) Pro forma data for the year ended December 31, 1997 gives effect to the acquisition of Telecommunications Associates Group, Inc., an Ohio corporation ("TAG") as if it had occurred on January 1, 1997.

                                  RISK FACTORS

     In addition to the other information set forth in this Prospectus, prospective investors should consider carefully the following factors.

     Risks Related to High Leverage. The Company is highly leveraged. At December 31, 1997, the Company's consolidated indebtedness was approximately $22.9 million, and the Company had unused borrowing capacity of approximately $13.6 million under the Company's $30 million senior loan facility. The Company has also fully utilized its borrowing capacity under a $5 million subordinated loan facility. The Company's lending subsidiary, Alarm Funding Corporation, had unused borrowing capacity of $1,000,000 related to a $1,500,000 subordinated loan facility. (All of the foregoing loan facilities are collectively known as the "Loan Agreements"). Future acquisitions of Account portfolios and central monitoring stations and future lending activity will require additional borrowings under the Loan Agreements, thereby further increasing the Company's leverage. See "-Risks Related to Acquisitions."

     The Company's ability to continue to service its indebtedness will be subject to various business, financial and other factors, many of which are beyond the Company's control. In addition, the Loan Agreements include covenants that restrict the operational and financial flexibility of the Company. Failure to comply with certain covenants would, in some instances, permit the lenders under the Loan Agreements to accelerate the maturity of the Company's obligations thereunder, and in other instances could result in cross-defaults permitting the acceleration of all such debt.

     The Company's high degree of leverage may have important consequences to holders of the Common Stock, including the following: (i) a substantial portion of the Company's cash flow from operations is, and will continue to be, dedicated to the payment of the principal of and interest on its existing indebtedness, thereby reducing the funds available to the Company for its operations and future growth or other business opportunities; (ii) the Company's ability to obtain additional financing in the future for working capital, acquisitions of portfolios of Accounts and of central monitoring stations, loans to Dealers, capital expenditures, general corporate purposes or other purposes may be impaired; (iii) the Loan Agreements contain, and are expected to continue to contain, certain restrictive covenants, including certain covenants that require the Company to obtain the consent of its lenders and to maintain certain financial ratios in order to undertake significant acquisitions of portfolios of subscriber Accounts or of central monitoring stations or to make loans to Dealers; (iv) one of the Company's borrowings under the Loan Agreements is at a floating rate of interest, causing the Company to be vulnerable to increases in interest rates; (v) the Company will be more vulnerable to a downturn in the Company's business or the economy generally; and (vi) the Company's ability to compete against other less leveraged companies may be adversely affected.

     Risks Related to Acquisitions. A principal element of the Company's business strategy is to acquire Accounts on a portfolio basis and to acquire additional central monitoring stations. See "Business." The Company faces competition for the acquisition of portfolios of Accounts and central monitoring stations, and may be required to offer higher prices for such acquisitions than it has in the past. See "-Competition." In addition, due to the continuing consolidation of the security alarm industry and the acquisition by the Company and other companies of a number of large portfolios of Accounts and of central monitoring stations, there may in the future be fewer large portfolios of Accounts and fewer central monitoring stations available for acquisition. There can be no assurance that the Company will be able to find acceptable acquisition candidates or, if such candidates are identified, that acquisitions can be consummated on terms acceptable to the Company.

     Acquisitions of portfolios of subscriber Accounts and of central monitoring stations involve a number of special risks, including the possibility of unanticipated problems not discovered prior to the acquisition, Account attrition (i.e., cancellation) and the diversion of management's attention from other business activities in order to focus on the assimilation of such acquisitions. For acquisitions of central monitoring stations that are structured as the purchase of the stock of other companies, the Company may assume unexpected liabilities and may need to dispose of the unnecessary assets of the acquired companies.

     Because the Company's primary consideration in acquiring a portfolio of subscriber Accounts is the amount of cash flow that can be derived from the RMR associated with the purchased Accounts, the price paid by the Company is customarily directly tied to RMR. The price paid varies based on the number and quality of the Accounts being purchased from the seller and the historical financial information with respect to the acquired Accounts. In making acquisitions the Company has relied on management's knowledge of the industry, due diligence procedures and representations and warranties of the sellers. There can be no assurance that in all instances the representations and warranties made by the sellers were true and complete or, if the representations and warranties are inaccurate, that the Company will be able to recover from the seller damages in an amount sufficient to fully compensate the Company for any resulting losses. The Company expects that future acquisitions will present the same risks to the Company as its prior acquisitions.

     Risk Related to Concentration. As of March 31, 1998, approximately 11.8% of the Company's active Account portfolio was acquired from a single Dealer and maintenance services for those Accounts are provided by that Dealer. Should that Dealer be unable to perform its maintenance obligations and were the Company unable to find an adequate substitute service provider, the Company's relations with subscribers of those Accounts might degenerate and the Company might experience higher than normal attrition rates with respect to those Accounts.

     History of Losses. The Company incurred losses of $4.9 million for fiscal 1997, $1.7 million for fiscal 1996, $947,000 for fiscal 1995 and $457,000 for fiscal 1994. These losses reflect, among other factors, the substantial charges incurred by the Company for amortization of purchased subscriber Accounts and interest incurred on the Company's indebtedness. Such charges will increase as the Company continues to purchase subscriber Accounts, as the Company's indebtedness increases, or if interest rates increase. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources." The Company's operating earnings have been insufficient to cover its fixed charges since the Company was formed, and there can be no assurance that the Company will attain profitable operations.

     Need for Additional Capital. In fiscal 1995, 1996 and 1997, the Company invested a total of approximately $21.2 million in acquisitions of portfolios of Accounts and central monitoring stations. The Company used a combination of equity sales and borrowings under the Loan Agreements to fund the Company's investing activities during those fiscal years. The Company intends to continue to pursue growth through the acquisition of subscriber Accounts and central monitoring stations and through loans to Dealers. The Company will be required to seek additional funding under the Loan Agreements, new loans or from the possible sale of additional securities in the future, which may lead to higher leverage or the dilution of then existing holders' investment in the Common Stock. See "-Risks Related to High Leverage." Any inability of the Company to obtain funding through external financing is likely to adversely affect its ability to increase its acquisition activities. There can be no assurance that external funding will be available to the Company on attractive terms or at all.

     Dependence on Dealers. A principal element of the Company's business strategy is to grow by increasing the number of Accounts monitored. The Company is dependent on entering into and maintaining relationships with Dealers who will either sell their Accounts directly to the Company or will enter into contracts to provide monitoring services for the Accounts retained by the Dealers. The Company faces competition from other alarm monitoring companies, including companies who are better capitalized than the Company and who may offer higher prices and more favorable terms to Dealers for Accounts they purchase or lower prices for the monitoring services they provide. The Company also seeks to grow by providing loans to Dealers under its loan program. The Company faces competition from other lenders to Dealers, including companies who are better capitalized than the Company and who may offer more favorable loan terms to Dealers. There can be no assurance that the Company will be able to continue to attract Dealers in order to expand its programs. The Company expects that future acquisitions of central monitoring stations will also be an integral part of the Company's revenue growth. Other alarm service companies have adopted a strategy similar to the Company's that entails the acquisition of central monitoring stations. Some of these competitors have greater financial resources than the Company or may be willing to offer higher prices than the Company is prepared to offer to acquire such stations. The effect of such competition may be to reduce the acquisition opportunities available to the Company, thus reducing the Company's rate of growth, or to increase the price paid by the Company for such acquisitions which will reduce the Company's return on its investments. There can be no assurance that the Company will be able to find acceptable acquisition candidates. See "- Competition."

     Attrition of Accounts. The Company experiences attrition of Accounts as a result of several factors including relocation of subscribers, adverse financial and economic conditions and competition from other alarm service companies. In addition, the Company may lose Accounts if the Company does not service those Accounts adequately or does not successfully assimilate new Accounts into the Company's operations. A significant increase in attrition could have a material adverse effect on the Company's revenues and earnings.

     When acquiring Accounts, the Company usually withholds a portion of the purchase price as a partial reserve against excess subscriber attrition. If the actual attrition rate for the Accounts acquired is significantly greater than the rate assumed by the Company at the time of the acquisition, and the Company is unable to recoup its damages from the portion of the purchase price held back from the seller, such attrition could have a material adverse effect on the Company's financial condition or results of operations. The Company is not aware of any reliable historical data relating to Account attrition rates prepared by the Dealers from whom the Company has acquired Accounts, and the Company has no assurance that the actual attrition for acquired Accounts will not be greater than the attrition rate assumed or historically incurred by the Company. In addition, because some acquired Accounts are prepaid on an annual, semi-annual or quarterly basis, attrition may not become evident for some time after an acquisition is consummated. During 1997, the Company experienced significantly higher attrition than it has historically experienced primarily as a result of losses attributable to two acquisitions of Accounts out of the more than 300 acquisitions made over the past six years. Losses related to those acquisitions were accrued during 1997 and the amortization period was reduced to eighteen months for the remaining Accounts purchased in these two acquisitions beginning June 30, 1997.

     Possible Adverse Effect of "False Alarm" Ordinances. Significant concern has arisen in certain municipalities about the high incidence of false alarms. This concern could cause a decrease in the likelihood or timeliness of police response to alarm activations and thereby decrease the propensity of consumers to purchase or maintain alarm monitoring services.

     A number of local governmental authorities have considered or adopted various measures aimed at reducing the number of false alarms. Such measures include (i) subjecting alarm monitoring companies to fines or penalties for transmitting false alarms, (ii) licensing individual alarm systems and the revocation of such licenses following a specified number of false alarms, (iii) imposing fines on alarm subscribers for false alarms, (iv) imposing limitations on the number of times the police will respond to alarms at a particular location after a specified number of false alarms, and (v) requiring further verification of an alarm signal before the police will respond. Enactment of such measures could adversely affect the Company's future business and operations.

     Possible Adverse Effect of Future Government Regulations; Risks of Litigation. The Company's operations are subject to a variety of laws, regulations and licensing requirements of federal, state and local authorities. In certain jurisdictions, the Company is required to obtain licenses or permits, to comply with standards governing employee selection and training and to meet certain standards in the conduct of the Company's business. The loss of such licenses, or the imposition of conditions to the granting or retention of such licenses, could have a material adverse effect on the Company.

     Risks of Liability from Operations. The nature of the services provided by the Company potentially exposes it to greater risks of liability for employee acts or omissions or system failure than may be inherent in other businesses. Most of the Company's alarm monitoring agreements and other agreements pursuant to which the Company sells its products and services contain provisions limiting liability to subscribers and Dealers in an attempt to reduce this risk. However, in the event of litigation with respect to such matters there can be no assurance that these limitations will be enforced, and the costs of such litigation could have an adverse effect on the Company.

     The Company carries insurance of various types, including general liability and errors and omissions insurance. The loss experience of the Company and other security service companies may affect the availability and cost of such insurance. Certain of the Company's insurance policies and the laws of some states may limit or prohibit insurance coverage for punitive or certain other types of damages, or liability arising from gross negligence.

     Competition. The security alarm industry is highly competitive and highly fragmented. While the Company does not compete directly with many of the large new entrants into the industry because it does not sell and install security systems, it is nonetheless impacted by the competitive challenge these entrants present to independent Dealers. To some extent new alarm systems installations made by large integrated industry participants represent systems that may not be installed by the Dealers on whom the Company's business depends. As a result, there may be less Dealer owned Accounts for which monitoring can be provided and fewer Dealer owned Accounts available for the Company to purchase. The Company's monitoring services compete with those offered by an estimated 2,000 to 3,000 companies. Of those companies, an estimated 200 firms including the Company offer monitoring services from UL listed facilities. While many of the companies providing monitoring services are small, local operations, several of the UL listed competitors are companies that are larger and better financed than the Company. The Company also competes with several companies that have Account acquisition and loan programs for independent Dealers and some of those competitors are larger and better capitalized than the Company. There is also the potential for other entities such as banks or finance companies to gain a better understanding of the industry and become more active as a source of competition for the Dealer financing portions of the Company's business.

     Possible Impact of Lower Crime Rates. For the past several years crime rates have been dropping in the United States. Particularly relevant to the Company's business is the decrease in the number of burglaries. While the number of homes and businesses with installed alarm systems has continued to increase even as crime rates have decreased, there can be no assurance that this will continue to be the case. Any significant decrease in the number of homes and businesses installing new alarm systems could have a material adverse effect on the Company's business.

     Dependence Upon Senior Management. The success of the Company's business is largely dependent upon the active participation of its executive officers. The loss of the services of one or more of such officers for any reason may have a material adverse effect on the Company's business.

     Significant Ownership of Shares by Certain Stockholders. The Company's largest stockholder owns approximately 51.4% of the issued and outstanding voting stock of the Company, as well as the right to designate two members of the Company's Board of Directors. As a result, this investor currently has the ability to determine the outcome of matters submitted for approval of the stockholders and directors of the Company (including the election of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) and the affairs of the Company generally.

     Restrictions on Transfer; Risk of Forfeiture. Dealers receiving Common Stock or Warrants in return for entering into long term contractual relationships with the Company (the "Dealer Program") will be assuming several risks related to the securities they receive. Such Dealers will be required to enter into an individually negotiated multi-year agreement whereby the Dealer agrees that after entering the Dealer Program it will not transfer Accounts monitored by the Company's central monitoring stations on the date the Dealer joins the Dealer Program to a central monitoring station not owned by the Company or a subsidiary of the Company. In addition, the Dealer will grant the Company (or its subsidiaries) rights of first refusal to purchase the Dealer's Accounts and for borrowings secured by Accounts during the term of the agreement. The securities issued to the Dealer will also be subject to restrictions on transfer. The right to transfer or pledge 25% of the securities the Dealer receives (as well as the right to exercise the Warrants) will vest at closing, and will vest with respect to the remaining 75%, annually at the rate of 25% per year, over a period of three years. If the Dealer defaults on its obligations to the Company, the Dealer will forfeit all of the securities as to which the right to transfer or pledge have not yet vested.
See "Business-Dealer Program."

     Certain Antitakeover Effects. Certain provisions of Delaware law, could delay or prevent a change in control of the Company, could discourage acquisition proposals and could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of the Common Stock or over a stockholder's cost basis in the Common Stock. See "Description of Capital Stock-Antitakeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law." In addition, the Board of Directors, without further stockholder approval, may issue preferred stock which could have the effect of delaying, deferring or preventing a change in control of the Company. The issuance of preferred stock could also adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. See "Description of Capital Stock-Preferred Stock."

     Dividend Policy; Restrictions on Dividends. The Company has never paid any cash dividends on the Common Stock and does not intend to pay any cash dividends in the foreseeable future. The Loan Agreements prohibit the Company from declaring or paying any dividend on, or making any other distribution in respect of, the Company's capital stock. In addition, the Company's outstanding series of Preferred Stock contain restrictions on the ability of the Company to declare or pay any dividend or distribution on the Company's Common Stock. See "Dividend Policy" and "Description of Capital Stock-Preferred Stock."

     Possible Volatility of Stock Price. The stock market has from time to time experienced extreme price and volume fluctuations that have been unrelated to the operating performance of particular companies. The market price of the Common Stock may be significantly affected by quarterly variations in the Company's operating results, changes in financial estimates by securities analysts or failures by the Company to meet such estimates, litigation involving the Company, general trends in the security alarm industry, actions by governmental agencies, national economic and stock market conditions, industry reports and other factors, many of which are beyond the control of the Company.

     Shares Eligible for Future Sale. Upon completion of this offering, the Company will have outstanding the equivalent of 15,660,738 shares of Common Stock (including the shares issuable upon exercise of the Warrants and conversion of the shares of Convertible Preferred Stock and assuming the exercise of other outstanding options or warrants). Of such shares, (i) 8,532,530 shares (consisting of the 2,000,000 shares offered hereby, 1,778,088 being registered for resale hereunder by Selling Stockholders, and 4,754,442 shares previously registered or as to which the restrictions have expired pursuant to Rule 144(k) ("Rule 144(k))" under the Securities Act of 1933, as amended (the "Securities Act"), or other applicable exemptions from registration requirements) will be freely tradable in the public market, and
(ii) 7,128,208 shares will be eligible for sale pursuant to Rule 144 ("Rule 144") under the Securities Act (assuming the exercise of all outstanding options and warrants).

     Certain stockholders of the Company, whose shares are included above, also have certain demand and "piggyback" registration rights pursuant to which an aggregate of 6,458,443 shares of Common Stock (consisting of shares issued upon conversion of the outstanding Convertible Preferred Stock) could become immediately available for sale in the public market. See "Description of Capital Stock."

     Likelihood of Immediate and Substantial Dilution upon Exercise of the Warrants. The exercise price of the Warrants (i.e., $6.00 per share) is substantially higher than the present net tangible book value per share of the Common Stock. Depending upon the net tangible book value per share of Common Stock at the time of the exercise of the Warrants, Warrantholders who exercise their Warrants may incur substantial dilution. Because the number of Warrants that will be issued in this offering, the number of Warrants that will be exercised, the dates they will be exercised, and the net tangible book value per share of Common Stock on the date of any exercise are impossible to determine, the exact amount of dilution, if any, that will be experienced by any exercising Warrantholder cannot be predicted at this time. To the extent outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution.

     Current Prospectus and State Registration Required to Exercise Warrants. Holders of Warrants will only be able to exercise the Warrants if: (i) a current prospectus under the Securities Act of 1933, as amended, relating to the securities underlying the Warrants is then in effect, and (ii) such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of Warrants reside. Although the Company will use its best efforts to maintain the effectiveness of a current prospectus covering the securities underlying the Warrants, there can be no assurance that the Company will be able to do so. There also can be no assurance that exemptions from the registration or qualification requirements of those states in which the Company's securities are not currently registered or qualified will be available at the time a Warrantholder wishes to exercise his or her Warrant. The value of the Warrants may be greatly reduced if a current prospectus, covering the securities issuable upon the exercise of the Warrants, is not kept effective or if such securities are not qualified, or exempt from qualification, in the states in which the holders of Warrants reside.


                     SECURITIES COVERED BY THIS PROSPECTUS

     2,000,000 of the shares of Common Stock and the 2,000,000 Warrants to purchase such shares of Common Stock are being issued directly by the Company. The Warrants and shares of Common Stock are available for issuance primarily for the purpose of inducing Dealers to enter into the Dealer Program. The securities to be issued pursuant to the Dealer Program will be offered continuously under Rule 415(a)(1)(ix) until the Dealer Program is completed, which the Company anticipates will be no sooner than twelve months following initial effectiveness of the Registration Statement of which this prospectus is a part. The Common Stock offered in the Dealer Program will be issued at an assigned value of $6.00 per share, although no cash outlay or capital investment will be made by the Dealers for such shares. The exercise of the Warrants will require a cash outlay of $6.00 per share. See "Business-Dealer Program."

     The securities being offered by the Company may also be used in connection with acquisitions of businesses, real or personal properties in business combination transactions in accordance with Rule 415(a)(1) (viii).

     The acquisitions described above may be made directly by the Company or indirectly through a subsidiary, may relate to businesses or securities of businesses similar or dissimilar to those of the Company or to properties of a type which may or may not currently be used by the Company, and may be made in connection with the settlement of litigation or other disputes. The consideration offered by the Company in such acquisitions, in addition to the shares of Common Stock and Warrants offered by this Prospectus, may include cash, debt or other securities (which may be convertible into shares of Common Stock covered by this Prospectus), or assumption by the Company of liabilities of the business, properties, or securities being acquired or of their owners, or a combination thereof. It is contemplated that the terms of acquisitions will be determined by negotiations between the Company and the owners of the businesses, properties, or securities to be acquired, with the Company taking into account such factors as the quality of management, the past and potential earning power, growth and appreciation of the businesses, properties or securities acquired, and other relevant factors, and it is anticipated that shares of Common Stock and Warrants issued in acquisitions will be valued at a price reasonably related to the market value of the Common Stock either at the time the terms of the acquisition are tentatively agreed upon or at or about the time or times of delivery of the securities.

     1,778,088 of the shares of Common Stock covered by this Prospectus were issued to certain stockholders or are subject to issuance upon exercise of currently exercisable options and warrants and have been registered for resale by those persons identified elsewhere in this Prospectus under the caption "Principal and Selling Stockholders."

     The Company may from time to time, in an effort to maintain an orderly market in the Common Stock, negotiate agreements with persons receiving Common Stock covered by this Prospectus that will limit the number of shares that may be sold by such persons at specified intervals. Such agreements may be more restrictive than restrictions on sales made pursuant to the exemption from registration requirements of the Securities Act, including the requirements under Rule 144 or 145(d), and certain persons party to such agreements may not otherwise be subject to such Securities Act requirements.

     Sales by Selling Stockholders by means of this Prospectus may be made from time to time privately at prices to be individually negotiated with the purchasers, or publicly through transactions on the American Stock Exchange (which may involve block transactions), at prices reasonably related to market prices at the time of sale or at negotiated prices. Broker-dealers participating in such transactions may act as agent or as principal and, when acting as agent, may receive commissions from the purchasers as well as from the sellers (if also acting as agent for the purchasers). The Company may indemnify any broker-dealer participating in such transactions against certain liabilities under the Securities Act. Profits, commissions, and discounts on sales by persons who may be deemed to be underwriters within the meaning of the Securities Act may be deemed underwriting compensation under the Securities Act.

     Stockholders may also offer shares of stock covered by this Prospectus by means of prospectuses under other registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales which meet the requirements of Rule 144 or Rule 145(d) under the Securities Act, and those stockholders should seek the advice of their own counsel with respect to the legal requirements for such sales.

     This Prospectus may be supplemented or amended from time to time to reflect its use for resales by persons who have received shares of Common Stock and for whom the Company has consented to the use of this Prospectus in connection with resales of such shares.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the issuance of any shares of Common Stock or Warrants issued to Dealers in the Dealer Program (except those issued upon exercise of the Warrants as described below) or from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

     The Company expects that any proceeds to the Company from the sale of shares of Common Stock upon the exercise of Warrants offered hereby at an exercise price of $6.00 per share (payable in cash upon the exercise of the Warrants) will be used for general corporate purposes, including working capital. Pending such use, the net proceeds from the exercise of the Warrants will be deposited in the Company's bank accounts or invested in short-term, investment grade, interest-bearing securities. The foregoing notwithstanding, there can be no assurance that any of the Warrants will be issued, or if issued, exercised.


                          PRICE RANGE OF COMMON STOCK

Price Range of Common Stock

     The Company's Common Stock has been traded on the OTC Bulletin Board under the symbol "LRMD" since August 1992. On March 4, 1998 the Company's Common Stock began trading on the American Stock Exchange under the symbol "IDL". The following table sets forth, for the periods indicated, the range of high and low bid quotations prices for the Common Stock as reported on the OTC Bulletin Board and the last reported sales prices as reported on the American Stock Exchange for the period beginning March 4, 1998. The following quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.


                                                           HIGH BID    LOW BID
                                                          ----------  ----------
1996
First Quarter                                               $.53125     $   .52
Second Quarter                                              $   .60     $  .375
Third Quarter                                               $ 1.125     $.46875
Fourth Quarter                                              $  2.75     $  1.50

1997
First Quarter                                               $3.5625     $ 3.125
Second Quarter                                              $ 3.125     $  2.75
Third Quarter                                               $  4.00     $  3.50
Fourth Quarter                                              $ 4.875     $  3.90

1998
First Quarter (through March 3, 1998)                       $ 5.625     $ 4.625


                                                           LAST REPORTED SALES
                                                          ----------------------
                                                             HIGH        LOW
                                                          ----------  ----------
1998
First Quarter (from March 4, 1998 to April 6, 1998)         $  8.875   $  5.50

     On April 6, 1998, the last reported sale price of the Common Stock was $6.875 per share. At April 6, 1998, the Company had approximately 212 stockholders of record.

                    STOCKHOLDER RETURN AND PERFORMANCE GRAPH

     Set forth below is a line graph comparing the percent change in the cumulative total Stockholder return on the Company's Common Stock against the Russell 2000 Index and the Mallon Global Security Index. The graph assumes that $100 was invested on January 1, 1993 at the price of $3.50 per share in the Company's Common Stock, and each of the Russell 2000 Index and the Mallon Global Security Index, and that all dividends were reinvested.

                           TOTAL STOCKHOLDER RETURNS
         PERFORMANCE GRAPH FOR SECURITY ASSOCIATES INTERNATIONAL, INC.

                     Prepared by Buttonwood Advisory Group
       Produced on February 11, 1998 Including Data to December 31, 1997

$100 invested January 1, 1993
(assumes all dividends reinvested)



                         GRAPHIC REPRESENTATION OF THE
                   INFORMATION CONTAINED IN THE TABLE BELOW.



                    ASSUMES $100 INVESTED ON JANUARY 1, 1993
                      ASSUMES DIVIDENDS REINVESTED THROUGH
                      FISCAL YEAR ENDING DECEMBER 31, 1997



Measurement Period  Russell 2000 Index   Mallon Global Security Index   The Company
------------------  ------------------   ----------------------------   -----------
January 1, 1993        $100.00                     $100.00                $100.00
FYE 1993               $117.00                     $129.40                $ 21.40
FYE 1994               $113.25                     $127.76                $  7.13
FYE 1995               $142.90                     $189.98                $ 11.60
FYE 1996               $164.00                     $268.82                $ 80.15
FYE 1997               $203.00                     $323.40                $151.40



                                DIVIDEND POLICY

     The Company currently anticipates that it will retain all of its earnings for development of its business, and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Future cash dividends, if any, on its Common Stock will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, loan covenants and such other factors as the Board of Directors may deem relevant. The Company currently accrues dividends on its 12% Redeemable Preferred Stock at the rate of 12% annually. Payment of those dividends are not required until such time as the Company raises $10 million in new equity (as defined in the Certificate of Designation of Rights, Preferences and Limitations (the "Certificate of Designations")).
The terms of the 12% Redeemable Preferred Stock as they relate to the thresholds of new equity which may be raised by the Company before triggering certain rights of the holder and the Company may be increased as a result of a proposal to be considered at the 1998 Annual Meeting of Stockholders. See "Certain Transactions." Payment of such dividends is also subject to satisfaction of covenants contained in the Amended and Restated Loan Agreement with FINOVA Capital Corporation ("FINOVA").


                            SELECTED FINANCIAL DATA
                     (in thousands, except per share data)

     The following selected financial data for the fiscal years ended 1995 through 1997 is derived from the Company's consolidated financial statements which have been audited by Arthur Andersen LLP, independent public accountants. The following selected financial data for the fiscal years ended 1993 and 1994 is derived from audited financial statements. The selected financial data set forth below should be read in conjunction with the Company's consolidated financial statements and related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere.

(in thousands, except per share data)


                                                     Years Ended December 31,
                                                                                          Pro Forma
                                 1993        1994        1995        1996        1997      1997(1)
                             ----------   ---------   ---------   ---------   ---------   ---------
Statement of Operations
Data:
Revenues....................  $     699   $   1,397   $   2,733   $   3,782   $  10,814   $  14,245
Operating income (loss).....  $    (944)  $    (354)  $    (389)  $    (591)  $  (2,662)  $  (2,942)
Net (loss) available to
Common stockholders.........  $    (846)  $    (457)  $    (947)  $  (1,718)  $  (4,938)  $  (5,307)
Net loss per share..........  $    (.25)  $    (.13)  $    (.26)  $    (.47)  $   (1.16)  $   (1.24)
Shares used in computing net
Income per share............  3,407,502   3,662,187   3,665,642   3,669,343   4,266,151   4,266,151

(1) The pro forma data for the year ended December 31, 1997 gives effect to the acquisition of TAG as if it had occurred on January 1, 1997.


                                       Years Ended December 31,
                             1993      1994      1995      1996     1997
                            -------  --------  --------  --------  -------
Balance Sheet Data:
Cash and cash equivalents.  $  555   $    86   $    54   $   632   $ 5,522
Working capital (deficit).  $    2   $  (787)  $(2,699)  $(4,518)  $ 1,625
Total assets..............  $1,984   $ 2,690   $ 6,030   $16,533   $36,009
Total debt................  $1,792   $ 3,099   $ 6,862   $12,790   $22,919
Total stockholders' equity
(deficit).................  $ (675)  $(1,132)  $(2,043)  $ 1,269   $ 7,231

                     PRO FORMA COMBINED STATEMENT OF INCOME

     The following unaudited pro forma Combined Statement of Income for the year ended December 31, 1997 was prepared to illustrate the estimated effects of the acquisition of TAG as if it had occurred on January 1, 1997. The pro forma Combined Statement of Income does not purport to represent what the Company's results of operations would actually have been if the acquisition had occurred on the dates indicated or to predict the Company's results of operations for any future period.
(in thousands, except per share data)



                                       The Company(1)  TAG(2)  Pro Forma Adjustment  Pro Forma Combined
                                       -------------   ------  --------------------  ------------------
Monitoring fees and other revenues...      $10,814     $3,431             --             $   14,245
General, selling and administrative
Expenses.............................      $ 9,772     $3,086             --             $   12,858
Write-off of contract rights.........      $ 1,278     $   98             --             $    1,376
Amortization and depreciation........      $ 2,426     $  131          $ 396(3)          $    2,953
                                           _______     ______          _____             __________
Income (loss) from operations........      $(2,662)    $  116          $(396)            $   (2,942)
Interest expenses....................      $ 1,863     $   49          $  40(4)          $    1,952
                                           _______     ______          _____             __________
Income (loss) before income taxes....      $(4,525)    $   67          $(436)            $   (4,894)
Income tax expense...................           --         --             --(5)                  --
                                           _______     ______          _____             __________
Net income (loss)....................      $(4,525)    $   67          $(436)            $   (4,894)
Dividends accrued on Preferred Stock.      $   413         --             --             $      413
                                           _______     ______          _____             __________
Net income (loss) available to common
Stockholders.........................      $(4,938)    $   67          $(436)            $   (5,307)
                                           =======     ======          =====             ==========
Net loss per share...................                                                    $    (1.24)
Weighted average shares outstanding..                                                     4,266,151
                                                                                         ==========

      (1)  Data for the Company is for the year ended December 31, 1997.

      (2)  Data for TAG is for the period January 1, 1997 to November 24, 1997.

      (3) Provides for the pro forma change in depreciation expense, amortization expense related to contract rights and goodwill amortization for the period January 1, 1997 to November 24, 1997.

      (4) Provides for the pro forma increase in interest expense for the year ended December 31, 1997 related to the Company's increase in debt of $800 less $383 used to retire TAG debt at 10.5%.

      (5) The pro forma adjustment for income tax expense of TAG as if it were treated on a separate return basis would be approximately $27 using an effective tax rate of approximately 40%. However, no pro forma income tax expense adjustment is presented due to the cumulative net operating losses of the Company.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Certain statements in this Prospectus that are not historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Discussions containing such forward-looking statements may be found in the material set forth in the sections entitled "Risk Factors", "Prospectus Summary", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business", as well in the Prospectus generally. In addition, when used in the Prospectus the words "anticipates," "intends," "seeks," "believes," "estimates," and "expects" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. Such statements are subject to a number of risks and uncertainties. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors." The Company undertakes no obligation to revise these forward-looking statements to reflect any future events or circumstances.

OVERVIEW

     The Company's revenues are derived from recurring payments for monitoring services provided to subscribers and Dealers pursuant to agreements. Monitoring contracts have initial terms ranging from one to five years usually with provisions for automatic renewal for periods of one to three years. Monitoring contracts entered into with Dealers generally permit cancellation with notice of 60 days.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected statements of operations data:


                                                     Years Ending December 31,
                                                ------------------------------------
                                                  1995          1996         1997
                                                ---------  --------------  ---------
                                                           (In thousands)
Revenue...........................................$2,733        $ 3,782     $10,814
Operating Expenses:
  General, selling & administrative...............$1,591        $ 1,394     $ 4,257
  Payroll and related expense.....................$  891        $ 1,710     $ 4,653
  Amortization & depreciation.....................$  540        $ 1,020     $ 2,426
  Write-off of contract rights....................$  101        $   249     $ 1,278
  Deferred compensation expense...................    --             --     $   862
                                                  ______        _______     _______
Loss from Operations..............................$ (389)       $  (591)    $(2,662)
Interest Expense..................................$  743        $ 1,384     $ 1,863
                                                  ______        _______     _______
Net Loss..........................................$ (947)       $(1,718)    $(4,525)
Dividends accrued on Preferred Stock..............    --             --     $   413
                                                  ______        _______     _______
Net loss available to common stockholders.........$ (947)       $(1,718)    $(4,938)
Net loss per share................................$ (.26)       $  (.47)    $ (1.16)
                                                  ======        =======     =======
Total weighted average number of common shares
Outstanding....................................3,665,642      3,669,343   4,266,151

     The following table sets forth, for the periods indicated, selected statements of operations data as a percentage of revenues:

                                       Years Ending December 31,
                                    -------------------------------
                                      1995       1996       1997
                                    ---------  ---------  ---------
Revenues:
 Total Revenue........................100%       100%       100%
Operating Expenses:
 General, selling & administrative.....58%        37%        39%
 Payroll and related expense...........33%        45%        43%
 Amortization & depreciation...........20%        27%        22%
 Write-off of contract rights.......... 3%         7%        12%
 Deferred compensation expense.........--         --          8%
Loss from Operations..................(14%)      (16%)      (24%)
Interest Expense......................(27%)      (37%)      (17%)
Net Loss..............................(35%)      (45%)      (41%)

1997 COMPARED TO 1996

     Revenues. Revenues for fiscal 1997 increased by $7,031,996, or 185.9%, to $10,814,087 from $3,782,091 for fiscal 1996. The increase in revenues is primarily related to acquisitions completed at the end of 1996 which resulted in a full year's revenue generated in 1997 as opposed to a partial year in 1996, and to a lesser extent, to acquisitions completed during 1997. The increase in revenues related to acquisitions are as follows: increase related to the acquisitions of Security Associates Command Center II, L.L.C. ("SACC") and All-Security Monitoring Services, L.L.C. ("AllSec") was approximately $2,294,000, this acquisition was completed on September 5, 1996; increase related to the acquisition of AMJ Central Station Corporation, Inc. ("AMJ") was approximately $2,144,000, this acquisition was completed in December 1996;
and the acquisitions of Northern Central Station, Inc. ("NC"), completed February 1997, and Telecommunications Associates Group, Inc. ("TAG"), completed November 24, 1997, increased revenues by approximately $627,000. The balance of the increase in revenue between the years of 1997 and 1996 of approximately $1,967,000 is as a result of a net increase in the number of Accounts owned (12,018) during the year.

     Operating Expenses. Operating expenses increased $9,102,569 or 208.1% in 1997 from $4,373,558 to $13,476,127. General, selling and administrative expenses increased from $1,394,244 to $4,257,360, an increase of $2,863,116 or 205.4%. This increase is related to the following: increase related to the acquisitions of SACC and AllSec of approximately $910,000; increase related to the acquisition of AMJ of approximately $693,000; increase related to the acquisitions of NC and TAG of approximately $130,000; increase related to the existing business of $1,130,000 (primarily due to an increase in professional fees of $284,000 related to acquisitions), an increase in bad debt expense of $504,000 related to an increase in reserves of $189,000 (net of acquisitions) and the write-off of receivables associated with canceled Accounts. The remaining increase of $342,000 is related to the overall growth in the existing business of the Company.

     Payroll and related expenses increased by $2,942,938, or 172.1%, from $1,710,252 to $4,653,190. This increase is related to the following: increase related to the acquisitions of SACC and

AllSec of approximately $887,000; increase related to the acquisition of AMJ of approximately $996,000; increase related to the acquisitions of NC and TAG of approximately $418,000. The remaining increase in payroll and related expenses of $642,000 is primarily due to the Company hiring four additional management personnel and an increase in staff of five personnel during the year as a result of the Company's growth.

     Amortization and depreciation increased by $1,405,492, or 137.7%, from $1,020,427 to $2,425,919 due to an increase in the amortization of goodwill related to the acquisitions of SACC, AllSec, NC and TAG, and the amortization of deferred financing costs of $598,968, an increase in amortization of contract rights of $703,895 due to the net increase in contract rights of $7,302,352 and an increase in depreciation expense of $102,630.

     Expense related to the write-off of canceled Accounts increased by $1,028,989, or 413.9%, from $248,635 to $1,277,624. This increase is related to an increase in the number of Accounts purchased (over 12,000 net in 1997) and an increase in the net attrition rate from 7% to 9% primarily related to greater than expected losses on two Account purchase transactions.

     The deferred compensation expense of $862,034 in 1997 is related to a stock based deferred compensation plan instituted during 1997. Awards under this plan are approved annually by the Board of Directors.

     Interest Expense. Interest expense increased $478,367 from $1,384,239 in 1996 to $1,862,606, an increase of 34.6%. This increase was caused primarily by an increase in borrowings under the Company's credit facility with FINOVA from $7,304,000 at the end of fiscal 1996 to $16,521,813 at the end of 1997.
In addition, the Company incurred interest expense of $585,000 in 1997 compared to $9,370 in 1996 related to outstanding debt on subordinated borrowings from its principal stockholder. The Company had $5,500,000 of debt outstanding under subordinated notes at the end of 1997, compared to $500,000 outstanding at the end of 1996.

1996 COMPARED TO 1995

     Revenues. Revenues for fiscal 1996 increased by $1,048,838 or 38.4%, to $3,782,091 from $2,733,253 for fiscal 1995. Monitoring fees increased by $1,262,379 from $2,390,513 to $3,652,892, an increase of 52.8%. $704,028 of the increase came from consolidation of the operations of SACC and AllSec beginning September 5, 1996, on which date those entities became wholly owned subsidiaries. Prior to that date, results of operations of the two entities were accounted for on the equity method. Revenue from monitoring Company owned Accounts increased $558,351, or 23.4%, due to the addition of approximately 3,495 subscribers from the acquisition of portfolios of Accounts during fiscal 1996. Revenues from memberships fees and other dealer services decreased $213,541 to $129,199 from $342,740, a decrease of 62.3%. This decrease resulted from decreased emphasis on these activities as a revenue source.

     Operating Expenses. Operating expenses for fiscal 1996 increased by $1,251,044 an increase of 40% from $3,122,514 to $4,373,932. General, selling and administrative expenses decreased from $1,590,860 to $1,394,244, a decrease of $196,616, or 12.4%, due to an effort to control costs. Payroll and related expenses increased by $818,932 from $891,320 to $1,710,252, or 91.9%, due to additional management personnel added as a result of the overall growth of the Company. Amortization and depreciation increased $480,793 or 89.1% from $539,634 to $1,020,427. Loss from disposition of contract rights increased $147,935 or 146.9% from $100,700 in 1995 to $248,635 in 1996. The increase in amortization and depreciation is primarily attributable to a net increase in contract rights to monitor security systems of $1,181,476 and a net increase in goodwill of $6,666,373 between year end 1995 and 1996. $3,762,724 of the goodwill increase was attributable to the acquisition of AMJ and $2,903,649 resulted from the consolidation of the results of AllSec following the acquisition in September 1996 of the 1% interest in that company held by Intec, Inc. and the 50% interest in SACC not previously owned by the Company. Payroll and related expenses increased from 33% of revenues in 1995 to 45% of revenues in 1996. This increase is attributable to additional personnel added as a result of the Company's growth. The decrease in general, selling and administrative expenses is attributable to a concerted effort to reduce these costs. General, selling and administrative expenses decreased from 58% of revenues in 1995 to 37% in 1996. This is attributable to a decrease in central station monitoring expenses. This was caused by the consolidation of central station revenues and expenses in September 1996, and elimination of the expenses for monitoring owned Accounts in the consolidation of results from September through December and inclusion of monitoring revenues from non-owned Accounts for the same period. Loss from the disposition of contract rights increased from $100,700 in 1995 to $248,635 in 1996. This resulted from the fact that 6,815 Accounts were acquired in 1995 and recognition of losses increased from 3% of revenue in 1995 to 7% in 1996 primarily as a result of greater than expected losses on two Account purchase transactions.

     Interest Expense. Interest expense increased $641,580 from $742,659 in 1995 to $1,384,239 in 1996, an increase of 86.4%. This increase was caused primarily by an increase in debt outstanding of $3,484,065 under the Company's credit facility with FINOVA from $3,819,935 at the end of fiscal 1995 to $7,304,000 at the end of 1996. In addition, the Company incurred interest expense of $9,370 in 1996 in connection with borrowings under a $5,000,000 subordinated loan agreement with its principal stockholder. $500,000 was outstanding under this agreement at year-end 1996.

CAPITAL EXPENDITURES

     The Company made capital expenditures during 1997 totaling $311,612 to upgrade phone systems in the central stations and purchase computer equipment.

     The Company is contemplating upgrading or replacing its current technology in order to more effectively operate the business. Cost estimates related to the upgrading or replacement range from $800,000 to $4,000,000. This undertaking is expected to be complete by mid 1999.

LIQUIDITY AND CAPITAL RESOURCES

     General. Since January 1994, the Company has financed its operations and growth from a combination of borrowings under the Company's credit facilities and sales of stock. The Company's principal uses of cash are the acquisition of subscriber Account portfolios, acquisition of central monitoring stations and loans to Dealers (which are secured by Accounts). A substantial portion of the Company's future cash flow will be used to acquire subscriber Account portfolios, to acquire additional central monitoring stations, to pay down debt and to make loans to Dealers (secured by Accounts).

     1997 Compared to 1996

     During the year ended December 31, 1997, contract rights to monitor security systems, net of accumulated amortization increased $7,302,352 to $13,908,478 due to the acquisition of over 12,000 Accounts. During the same period goodwill, net of accumulated amortization, increased from $6,666,373 to $11,919,949 due to the acquisitions of NC and TAG.

     Current liabilities increased during the year ended December 31, 1997 compared to 1996 from $6,744,911 to $6,756,199. This change was caused primarily by the payment of a note related to the acquisition of AMJ in January 1997 of $3,721,131 and a note paid to a related party of $136,000, offset by increases in accrued liabilities, unearned revenue and current maturities of debt. The major increases in accrued liabilities are related to accrued dividends on Preferred Stock of $412,998, an increase in accrued interest of $691,925 and an accrual for losses on contracts of $229,812. Unearned revenue increased due to the acquisition of TAG and overall growth of the Company. The increase in current maturities is related to holdback notes maturing in 1998, senior debt borrowings increased by $8,502,465 and subordinated borrowing increased by $5,000,000. The proceeds of the Company's borrowings were used primarily to fund the TAG acquisition ($800,000) and the acquisition of contract rights from Dealers ($8,056,738).

     Net capital of $9,987,836 was raised during the year through warrant and option exercises for the purchase of common and preferred stock ($5,030,836) and the sale of Common Stock through a private placement ($4,980,000 net of expenses). This capital was used to fund the purchase of TAG $4,800,000, for the purchase of fixed assets and for general corporate purposes. The Company had $5,521,633 in cash on hand at year end 1997, which will be used to fund future acquisitions of central stations and contract rights to monitor security systems and loans to Dealers (secured by Accounts).

     1996 Compared to 1995

     For the year ended December 31, 1996, the Company's net cash used in operating activities was $421,628, compared to $164,655 in 1995. The increase was largely attributable to an increase in the net loss from $947,278 in 1995 to $1,718,259 in 1996, an increase of $770,981, or 81.4%. The increase in the loss was largely the result of an increase in interest expense from $742,659 in 1995 to $1,384,239 in 1996.

     The Company's net cash used in investing activities in 1996 was $3,704,026 compared to $3,667,827 in 1995, an increase of $36,199 or 1.0%. Purchases of Accounts decreased from $3,639,934 in 1995 to $1,855,953 in 1996, while cash used for central monitoring station acquisitions increased $1,794,021.

     Current assets at December 31, 1996, were $2,227,397 compared to $467,905. The increase results primarily from an increase of $1,002,852 in accounts receivable and an increase in cash of $578,537. The increases are attributable to consolidation of the central station operations for the first time on December 31, 1996, and the acquisition of AMJ in December of that year.

     Contract rights to monitor security systems net of amortization increased $1,181,476 to $6,606,126. Goodwill at year-end 1996 was $6,666,373. This resulted primarily from the acquisitions of joint venture interests in SACC and AllSec in September 1996, and AMJ in December 1996.

     Current liabilities increased from $3,166,544 at December 31, 1995, to $6,744,911 at December 31, 1996. A $3,721,131 note payable for the acquisition of AMJ was outstanding on December 31, 1996, and was paid in January 1997. Current maturities of long term debt decreased from $1,858,992 on December 31, 1995 to $413,227 on December 31, 1996, as a result of refinancing existing debt with a new long term loan agreement. For the same period unearned revenue increased from $543,927 in 1995 to $1,409,796 in 1996 when central station operations was consolidated. Long term debt increased from $4,768,573 at year end 1995 to $8,019,348 on December 31, 1996, due to the closing of a new term loan agreement.

     As of December 31, 1996, total stockholders' equity was $1,268,464 compared to a deficit $2,043,057 the prior year. This increase resulted from additional capital of $5,000,000 invested by TJS Partners, L.P. combined with a net loss of $1,718,259 for the year ended December 31, 1996.

     TJS Partners L.P.'s Investment. On September 5, 1996, TJS Partners, L.P. ("TJS") purchased a 49% interest in the Company by receiving 3,525,682 shares of Common Stock and $3,441,649 of debt with an interest rate of 6% for a total contribution of $5 million. This stock and debt was converted to 12% Redeemable Preferred Stock and Convertible Preferred Stock on December 31, 1996, and a new credit facility of $5 million was provided to the Company. The proceeds from this transaction were used by the Company, either directly or through its subsidiaries, to purchase the equity interests in five companies. During 1997, TJS exercised a warrant pursuant to which it purchased 15,000 shares of Convertible Preferred Stock for the total consideration of $3,750,000, and exercised options to purchase an additional 14,107 shares of Convertible Preferred Stock for a purchase price of $821,290. In November 1997, TJS agreed to establish a $1.5 million five year subordinated credit facility for Alarm Funding Corporation, the Company's Dealer loan subsidiary ("AFC"). In connection with this facility, AFC issued to TJS a one year option to purchase a twenty percent interest in AFC for $1,000. As of December 31, 1997, a total of $5.5 million was outstanding under the Company's subordinated loan facilities with TJS. See "Certain Transactions."

     Loan Agreement with FINOVA Capital Corporation. On December 31, 1996, the Company and FINOVA entered into a loan agreement (the "FINOVA Loan Agreement"). The maximum amount available under the FINOVA Loan Agreement was originally
$15 million.   On December 2, 1997, the Company's Loan Agreement with FINOVA was amended and restated (the "Amended and Restated FINOVA Loan Agreement"). Pursuant to the Amended and Restated Loan Agreement, the Company's credit facility with FINOVA was increased to $30 million from $15 million. The Amended and Restated FINOVA Loan Agreement matures on December 31, 2002, subject to earlier termination.

Availability under the Amended and Restated FINOVA Loan Agreement is restricted in two ways:

      (1)  the total debt may not exceed 22 times RMR for monitoring
           Company owned Accounts plus 12 times RMR for monitoring Dealer owned Accounts; and

      (2)  the ratio of total debt to operating cash flow may not exceed
           4.00.

     The interest rates on borrowings under the Amended and Restated FINOVA Loan Agreement are the base rate in effect from time to time plus the applicable margin. At February 9, 1998, the applicable margin was 2% and the interest rate was 10.5%. This margin can decrease as the ratio of total debt to operating cash flow decreases below 3.5. The Company paid a loan fee of $262,500 on the original closing in December 1996, and an additional $222,000 on the effective date of the increase in December 1997, and is obligated to pay a commitment fee of .5% on the unused portion of the facility.

     The Amended and Restated FINOVA Loan Agreement contains customary covenants. The most important covenants can be summarized as follows: until all obligations under the FINOVA Loan Agreement are paid or performed in full, neither the Company nor its covered subsidiaries may, except as specifically permitted: (i) incur indebtedness; (ii) encumber their properties; (iii) merge with or acquire other companies; (iv) incur contingent liabilities; (v) make distributions on or redeem equity securities; (vi) prepay debt; (vii) enter into operating leases (in excess of scheduled amounts); (viii) make investments in or loans to other companies; (ix) make fundamental changes in their businesses; (x) change the locations of their facilities; (xi) dispose of assets; (xii) amend their organizational documents; (xiii) issue additional membership interests in certain subsidiaries; (xiv) enter into contracts with affiliates; (xv) permit the occurrence of any violations of ERISA; or (xvi) pay management compensation in excess of permitted amounts. Financial covenants include the maintenance of (i) a minimum ratio of operating cash flow to total debt, (ii) minimum RMR for monitoring Dealer and Company owned Accounts, and
(iii) mandatory prepayments from excess cash flow as defined in the Amended and Restated FINOVA Loan Agreement.

     FINOVA has agreed (subject to completion of definitive documentation) to allocate up to $4 million of the Company's credit facility to Alarm Funding Corporation to fund loans to Dealers (the "AFC Sub-Facility"). The AFC Sub-Facility will be subject to a separate set of covenants.

     The Company intends to continue to pursue growth through the acquisition of subscriber Accounts and central monitoring stations and through loans to Dealers. As a result, the Company will be required to seek additional funding under its existing loan agreements and from the possible sale of additional securities in the future, which may lead to higher leverage or the dilution of the existing holders' investment in Common Stock. Any inability of the Company to obtain funding through external financing is likely to adversely affect its ability to increase its investing activities. There can be no assurance that external funding will be available to the Company on attractive terms or at all.

     Private Placement. On December 31, 1997 the Company completed the sale of one million shares of its Common Stock. The shares were privately placed with a group of accredited investors consisting of individuals, corporations and privately held investment companies. No underwriter or placement agent was used. The Company received $5,000,000 in consideration in exchange for the shares and realized approximately $4,980,000 after estimated offering expenses of $20,000. The Company has agreed to file a registration statement to register the shares for resale no later than September 30, 1998. These securities are among the securities being offered pursuant to this Prospectus.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

     The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income. The objective of this standard is to report a measure of changes in equity of an enterprise that result from transactions other than with owners. Comprehensive income is the total of net income and all other non-owner changes in equity. Adoption of this statement is required no later than with fiscal year 1998.

YEAR 2000 ISSUE

     The Company has reviewed all of its current computer applications with respect to the year 2000 issue. The Company believes all of its applications are substantially year 2000 compliant and that any additional costs with respect to year 2000 compliance will not be material to the Company. The Company is currently unable to determine the effects of year 2000 compliance on its Dealers or vendors.


                                    BUSINESS

INDUSTRY OVERVIEW

     Overview

     Security Associates International, Inc. ("Security Associates" or the "Company") provides security alarm monitoring services for both residences and businesses. These services are provided either directly to "Accounts" (which are contracts to provide monitoring services) owned by the Company or to Accounts owned by third parties, who are largely independent alarm system sales and installation organizations ("Dealers"). The Company's ability to capture monitoring business is enhanced and supported by a network of approximately 2,000 Dealers to which the Company provides industry-related education relating to technology, finance, management and marketing (the "Dealer Network").

     The Company was incorporated in 1990 as an Illinois corporation and, through a merger in 1992, became a Delaware corporation. The Company's original stockholders were thirty independent alarm Dealers, in addition to its four founding stockholders. Three of the Company's four founders are still active in the management of the Company: Ronald I. Davis, Chairman of the Board of Directors, James

S. Brannen, President, and Stephen Rubin, Senior Vice President. The Company conducts its operations directly and through five wholly-owned operating subsidiaries. Security Associates and Monitor Service Group, L.L.C. acquire and own the Company's Accounts. Monitoring is conducted through three entities which operate central monitoring stations: All-Security Monitoring Services, L.L.C. which owns and operates a central monitoring station located in Des Plaines, Illinois ("Des Plaines Station"); AMJ Central Station Corporation, Inc., which owns and operates a central monitoring station located in Pompano Beach, Florida ("Pompano Beach Station"); and Telecommunications Associates Group, Inc. ("TAG") which owns and operates central monitoring stations located in Euclid, Ohio ("Cleveland Station") and Austin, Texas ("Austin Station"). On June 9, 1997, the Company formed Alarm Funding Corporation, as the entity through which it offers its loan program for Dealers. See "-Dealer Financing Programs-Dealer Loan Program."

     The Company also previously owned three non-operating subsidiaries, MCAP Investors, Inc., Winnetka Investors, Inc. and RMR Management Corporation.
These subsidiaries were the entities through which prior to September 1996, outside investors owned a controlling interest in the Company's operating subsidiaries. In September 1996, concurrent with a $5 million debt and equity investment by a new investor, the Company redeemed all of the interests of the outside investors with the result that all of the Company's subsidiaries were wholly-owned (in some cases through other wholly-owned subsidiaries) by the Company. In the first quarter of 1998, all of these companies were merged into the Company as part of the Company's efforts to reduce costs. Also in the first quarter of 1998, all of the Accounts monitored at a central monitoring station located in Grand Rapids, Michigan ("Grand Rapids Station"), which was formerly owned by Security Associates Command Center II, L.L.C. ("SACC"), were transferred to TAG, and in the second quarter of 1998, SACC will be dissolved or merged into another of the Company's subsidiaries. The Company intends to continue its efforts to simplify its corporate structure. See "Certain Transactions."

     Security Associates' revenues generally consist of recurring monthly revenue ("RMR") payments under written contracts to provide monitoring services. For the year ended December 31, 1997, the Company derived approximately 45% of its monitoring revenues from monitoring Company owned Accounts and approximately 55% of its revenues from monitoring Dealer owned Accounts. Total revenues increased from $699,154 for the fiscal year ended December 31, 1993 to $10,814,087 for the fiscal year ended December 31, 1997. Operating income decreased from a loss of $944,311 for the fiscal year ended December 31, 1993 to a loss of $2,662,040 for the fiscal year ended December 31, 1997. The Company's loss per share of Common Stock for the fiscal year ended December 31, 1997, was $1.16 per share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     As of December 31, 1997, Security Associates owned a total of 24,311 Accounts, of which 2,178 Accounts were monitored by other central stations. From January 1, 1993 through December 31, 1997, the Company acquired 22,987 Accounts (net of attrition). During the year ended December 31, 1997, the Company acquired 12,018 Accounts. As a result, the RMR that the Company is entitled to receive from owned Accounts increased from $28,388 ($340,656 annualized) as of December 31, 1992 to $552,853 ($6,634,236 annualized) as of December 31, 1997.

     As of December 31, 1997, the Company monitored a total of 227,983 Accounts from its five then operating central monitoring stations: 205,850 of the Accounts were owned by 1,346 Dealers and 22,133 of the Accounts were owned by the Company. From January 1, 1993 through December 31, 1997, the number of owned and/or monitored Accounts increased from 12,301 to 230,161. During the year ended December 31, 1997, the Company provided monitoring services to 117,217 additional Accounts as compared to 1996. The Company's RMR from monitoring Dealer owned Accounts increased from $59,253 ($711,036 annualized) as of December 31, 1992 to $739,953 ($8,879,436 annualized) as of December 31, 1997. The Company estimates that its central monitoring stations are capable of monitoring 350,000 Accounts without requiring substantial additional capital outlays. The Company's current plan envisions increasing the total capacity of the Company's central stations to 500,000 Accounts by the end of 1998, although there can be no assurance that this goal can be achieved.

     Security Associates' Dealer Network consists of approximately 2,000 Dealers nationwide that are estimated to own 600,000 Accounts, approximately 400,000 of which are presently monitored at central stations owned by other companies. The Company hosts an annual meeting for its affiliates at which developments in the security industry are discussed and where numerous presentations are made by industry experts to keep Dealers abreast of new developments in technology, marketing and management as well as new business opportunities for Dealers. In addition, the Company distributes an "audio magazine" to the affiliates of its Dealer Network on a quarterly basis and conducts numerous smaller meetings throughout the year. The Company believes that its relationships with independent Dealers are an important component of its entire operation, as Dealers are the source of the portfolios of Accounts acquired and monitored by the Company. The Company also believes that the relationships with Dealers established through its various programs and services are a potential source for future sales of monitoring services and loans to Dealers under the Company's Dealer Loan Program (described below). See "-Dealer Financing Programs -Dealer Loan Program."

     The Company intends to continue to acquire portfolios of Accounts and to increase the number of Accounts it monitors. In pursuing these goals, the Company anticipates acquiring additional central monitoring stations. It also intends to continue making loans to Dealers secured by Dealer owned Accounts. In addition, the Company plans to further develop its Dealer Network by enhancing its educational programs and by offering selected Dealers the opportunity to own equity in the Company as part of their ongoing relationship with Security Associates. See "-Dealer Program."

     General

     The electronic security market is characterized by a large number of small companies involved in security alarm system installation and monitoring. A survey by a nationally recognized management consulting firm indicated that the top 100 companies account for an approximately 23% market share, with an estimated 13,000 smaller independent dealers sharing the remainder of the market. Other studies have estimated the number of companies involved in the installation and servicing of burglar and fire alarm systems to be in the 12,000 to 14,000 range, including 2,000 to 4,000 participants that are active on a limited basis. While the largest industry participants have revenues in the hundreds of million dollars, approximately 42% of all Dealers earned less than $250,000 in gross revenues in 1997, with approximately 68% earning less than $500,000 during the same period. It is the needs of this market of small independent Dealers that the Company seeks to address.

     The Company's management believes that another characteristic of the security alarm industry is its potential growth. Industry statistics published in the January 1998 edition of Security Sales, an industry publication, indicate that revenues for the electronic security alarm segment of the security industry grew from $9.7 billion in 1991 to $13.9 billion in 1997. A national brokerage firm estimated that by the year 2000, there will be 28.1 million households in the United States with security systems, 17.5 million of which are expected to be monitored systems. This represents a projected increase during this period in households with monitored security systems to 16.9% of all households compared to an estimated 12.2% in 1996.

     The Company believes that the growth in the security alarm industry has been fueled by several factors. The aging of the population and the increase in two career families have both contributed to an increased focus on the
security of the home.   Security Sales reported in January 1998 that commercial
sites without alarm systems are 4.5 times more likely to be burglarized than those with such systems (7.59% vs. 1.66%) and that residences without alarm systems are more than twice as likely to be burglarized as homes with such systems (14.8% vs. 6.6%). These factors are reinforced by the practices of many insurance companies that offer discounts to home and business owners that install alarm systems.

     Several large well-capitalized companies have recently entered the security alarm industry directly or through acquisitions, including Western Resources, Inc., Tyco International, Inc. and Ameritech. Security Associates' management believes that these new entrants have been attracted by the fragmented nature of the industry, its growth potential and, in the case of the utility and telephone companies, the similarity between the services provided in the security alarm industry and the services they already perform, which also involve providing services via wire connections in return for monthly fees. These characteristics are also shared by cable television companies which represent another group of large well-capitalized potential entrants.

     As larger participants have entered the security alarm industry, they have introduced mass marketing techniques which have included heavy advertising and "free" or low cost system installations tied to long-term monitoring contracts, in effect subsidizing the cost of installations with the profits generated from the long-term monitoring contracts. These long-term contracts typically have one to five year initial terms and one year automatic renewals thereafter, if not canceled. The result has been a decline in the average price of installed systems from $1,250 to $1,100 between 1993 and 1995, with an increasing number of basic systems being offered for $200 or less and, sometimes, such systems are offered "free." This trend of offering low cost systems has been accompanied by an increase in the average monthly monitoring fee from $20.00 a month to $22.00 per month, and in many cases $25.00 to $30.00 per month, over the same period. As competition has driven the price of installed alarm systems down, and as the competition for providing installations has increased, independent Dealers have been pressed to find an appropriate competitive response.

The Needs of the Independent Dealer Community

     Retaining Customer Accounts

     The independent Dealer sells and installs the alarm system in the home or business and at the same time enters into a long-term contract with the subscriber to provide monitoring services. The Dealer then generally subcontracts with a third party monitoring entity, to provide the actual monitoring, retaining as profit the "spread" between what is charged to the subscriber as a monitoring fee and the cost to the Dealer of buying monitoring services from a contract or third party central station. This recurring monthly monitoring income is an important component of a Dealer's total revenue stream. According to a study cited in the 1997 Security Sales Dealer Survey, approximately 26% of a Dealer's revenues consist of monitoring and service
fees.   As the industry has been driven towards lower priced system installations, independent Dealers are increasingly being forced to subsidize system installations with the profits generated by monitoring fees. However, Dealers cannot expect to maintain this stream of income if their customers do not receive high quality monitoring services. This trend has placed greater importance on retaining the Accounts beyond the end of the initial contract term.

     Financing

     For many independent Dealers, their customer Accounts represent their most substantial assets. Banks and other commercial lenders, which are a very important source of financing for small businesses, have historically been unwilling to lend against customer Accounts as collateral. This represents a competitive disadvantage for the independent Dealer trying to compete with the larger market entrants with superior access to capital. It also limits the ability of the independent Dealer to finance the growth and expansion of its business. This competitive disadvantage has become more pronounced as Dealers have been forced to finance the cost of system installations. The inability to turn customer Accounts into the cash needed to support other aspects of their businesses is a very important concern of independent Dealers.

     Training and Support

     New entrants into the industry with large marketing budgets place significant pressure on smaller participants which market their services with limited resources. Dealers must not only be financially sophisticated, they must also be able to run their businesses economically and with limited resources. In addition, Dealers must be able to choose effectively between competing new technologies in an environment where they have limited financial resources with which to absorb potentially expensive mistakes. Further, Dealers need the tools that will allow them to identify and exploit new opportunities both within the alarm industry and in related fields. Finally, Dealers must also be aware of regulatory changes affecting the industry. There are limited resources generally available to help the independent Dealer meet these needs.

     New Business Opportunities

     The skills needed to install security alarm systems are very similar to those required for the installation of closed circuit televisions systems, home automation systems, audio systems and home entertainment centers and satellite dishes. While the entry of large new participants into the industry has created competitive threats to independent Dealers, the Company believes that this same phenomenon will also generate new business opportunities. Many of these opportunities may exist in the form of strategic partnerships or alliances with some of the new entrants, who may wish to offer their customer base (e.g., electric utility or telephone company customers) with a broad range of related services without incurring the expense or experiencing the uncertainties of entering unfamiliar product markets. The Company believes that independent Dealers must be aware of and learn how to respond to these new market opportunities if they are to survive and prosper in the future. To this end, the Company provides ongoing training and management development programs, as well as, what the Company believes is the industry's premier educational event, the Security Associates International, Inc. Annual Conference, now in its sixteenth year.

BUSINESS

Alarm Monitoring

     Independent Dealer Relationships

     Security Associates' response to the challenges and opportunities presented by the security alarm industry have been significantly influenced by the personal and business experience of its founders. Both Ron Davis, the Chairman of the Company's Board of Directors and Stephen Rubin, its Senior Vice President, were principals of the Davis Marketing Group, an organization formed in the mid-1970s to provide consulting services to alarm companies. This group evolved into a franchiser of alarm installation franchises, which later became a network of Dealers, initially made up of the former franchisees. The network provided its affiliates with group buying, training and education services. In 1990, Security Associates, Inc., the corporate predecessor to the Company was formed to acquire Accounts for its own portfolio and to acquire an interest in the Grand Rapids Station. The initial stockholders (other than the founders) were almost all independent Dealers. The relationship with the Dealer Network remains a key part of the Company's strategy. It is this history that has made Security Associates keenly aware of the needs of independent alarm Dealers and of the opportunities that those needs represent.

     Monitoring Services to Independent Dealers

     A Dealer-owned Account represents a stream of income that may continue for many years if the monitoring contracts are extended for additional renewal terms. An enterprising Dealer can even increase the value of an Account by selling add-on services such as: system maintenance and servicing; two-way voice communications between the subscriber and the central monitoring station; and cellular telephone or private radio backup to the normal land line telephone links to the central monitoring station. There is relatively little cost to the Dealer for providing monitoring services other than the Dealer's cost for obtaining the monitoring services. Accounts are subject to attrition for many reasons that are beyond the Dealer's control, such as nonpayment by the subscriber, the sale of a home or business or, to some extent, lower cost service offerings by competitors. One element that the Dealer can control, however, is attrition due to poor monitoring services provided by the central station from which it purchases monitoring services. Dealers address this problem by contracting with companies that have a demonstrated record of providing high quality services.

     The Company's strategy is to own and operate superior central monitoring stations with highly efficient equipment and a well trained staff to deliver high quality monitoring services. All of the Company's central stations are Underwriters Laboratory ("UL") listed. To obtain and maintain a UL listing, a central station must be located in a building meeting UL's structural requirements, have a backup and uninterruptible power supply and have secured telephone lines and redundant computer systems that meet UL criteria. Access to the facility must also be strictly controlled. Security Associates' central stations are also capable of supporting a full range of add-on services such as two way voice communications, cellular transmission and private radio access.

     The Company's goal is to increase the number of Accounts to which it provides monitoring services by up to 35% over the next 12 months, and to increase the profitability of the services it provides, although no assurances can be given that these goals will be achieved. In order to achieve these goals, Security Associates will need to add additional monitoring capacity, integrate its monitoring operations to be able to benefit from economies of scale, maintain and enhance the quality of the services it renders and successfully market its services to the Dealer community. To assist the Company in this regard, the Company recently appointed Ronald Carr as a Vice President. Mr. Carr was formerly a Director of Ameritech's SecurityLink where he was responsible for telecommunications and central station operations.

     Increase Monitoring Capacity

     Historically, the Company's monitoring capacity has grown principally through the acquisition of central monitoring stations. In October 1990, the Company obtained a 50% interest in the Grand Rapids Station and in July 1995, the Company purchased a minority interest in the Des Plaines Station through a wholly-owned subsidiary. All of the interests in the Des Plaines Station and Grand Rapids Station which were owned by outside investors were purchased by the Company in September 1996. In December 1996, the Company purchased the Pompano Beach Station. In November 1997, the Company purchased TAG which owns and operates central monitoring stations located in Austin, Texas and Euclid, Ohio. Accounts monitored at the Grand Rapids Station were moved to TAG in the first quarter of 1998, as part of the Company's effort to consolidate
operations and reduce costs.   Subject to the availability of suitable
candidates and financing, Security Associates may acquire additional central monitoring stations in the future. A principal advantage of purchasing an entire central monitoring station is that future cash flows generated from Accounts currently being monitored may be utilized to finance a significant portion of the purchase price.

     The Company has reviewed its current operations and determined that it can economically expand the capacity of its existing central monitoring stations to accommodate 500,000 monitored alarm systems by the end of 1998. The Company intends to embark on this program of expansion. This expansion would principally involve hiring additional personnel, purchasing additional computers and monitoring equipment and leasing additional phone lines. The Company will then have the opportunity and challenge of bringing in additional Accounts to absorb the increased monitoring capacity.

     Integrate Operations and Realize Economies of Scale

     Historically, the Company's central monitoring stations were separately owned and operated as independent business units. The Company's acquisition of the formerly independent entities has presented the Company with several opportunities to increase the profitability of each of these operations by eliminating duplicative efforts through the creation of a single centralized accounting system and a single billing and collections department to service all of the Company's central monitoring stations.

     The availability of additional monitoring capacity in the presently owned central stations means that the incremental cost of servicing additional Accounts is substantially reduced. This can be illustrated by the acquisition in February 1997 of Northern Central Station, Inc. ("NC"), a central monitoring station located in New Jersey. In the NC transaction, the New Jersey facility was not purchased. Instead, all of the 8,860 Accounts monitored by NC were transferred in bulk, along with certain equipment and software, to the Des
Plaines Station.   Only two new personnel were necessary  to accommodate the
additional 8,860 Accounts. By contrast, the old NC operation required eight full-time employees plus a leased facility.

     In the first quarter of 1998, the Company consolidated the Grand Rapids Station into the TAG station located in Euclid, Ohio, which was acquired on November 24, 1997. The consolidation is expected to reduce costs by reducing management and supervisory expense and by eliminating the rent and computer hardware and software support costs of the Grand Rapids Station.

     Maintain and Enhance the Quality of Monitoring Services

     One of the initiatives undertaken by the Company is a review of the operations of each of its central monitoring stations combined with the development of a strategic plan to improve the functionality and profitability of the Company's monitoring services. The Company's four central monitoring stations currently use slightly different event monitoring software and hardware. All of the Company's existing systems are being evaluated against other systems that are available in the industry to determine the optimum configuration for the Company's needs. The Company also plans to restructure and enhance its central monitoring stations' operational systems to provide a platform from which to offer a wider selection of value-added services to Dealers, including providing Dealers with after-hours answering services, internet or direct access to end-user information for a Dealer's Accounts and automated interactive alarm system testing services.

     The Company is also planning to implement a user group program in order to gain insight into both the quality of the services it is providing on an ongoing basis, as well as to obtain Dealer input into potential new service offerings. As presently envisioned, each of the Company's central stations would form a user group of leading Dealers in its service area. These user groups would meet periodically and serve as a regular source of feedback for both the central station and for Security Associates as a whole. The Company also plans to use the user groups as forums at which it can test the attractiveness and demand for proposed new services before making major commitments of time and money to new programs.

     The Company believes that these initiatives will greatly enhance the quality of monitoring services, and, therefore, their attractiveness to Dealers.

     Implement Relationship Based Marketing Program for Monitoring

     The Company's goal is to increase the number of Accounts it monitors by up to 35% in the next twelve months. While there can be no assurances that this goal can be reached, the Company is undertaking several initiatives toward its accomplishment.

     The Company has reorganized and changed the focus of its sales force. In the past, the Company relied on the existing Account base of the acquired central monitoring stations and the "natural increase" in Accounts that occurs as Dealers who are already customers install additional alarm systems. Additionally, the Company's sales force has traditionally focused its efforts on purchasing Accounts from Dealers who are seeking financing rather than selling monitoring services or offering financing alternatives. The Company has directed its sales force to engage in "relationship marketing" whereby Dealers are presented with the entire range of services provided by the Company, including monitoring services and the Dealer Loan Program (described below). Specifically, as part of its relationship marketing program, Security Associates attempts to take greater advantage of its existing relationships with the Dealer community through a cross-selling program. The relationship oriented salespeople are supported by technical support staff who supply potential purchasers of monitoring services with a detailed explanation of the capabilities of the Company's central stations.

     As part of its relationship oriented strategy, the Company is implementing a program (the "Dealer Program") that allows selected Dealers to become equity owners of Security Associates. Under this program, a Dealer will enter into an individually negotiated multi-year formal contractual relationship with the Company pursuant to which the Dealer transfers and retains some or all of its Accounts at one of the Company's central stations and agrees that during the term of the contractual relationship the Dealer will not transfer its Accounts monitored by the Company's central monitoring stations to a central monitoring station not owned by the Company or a subsidiary of the Company. In return, the Company will issue to the Dealer a negotiated amount of Common Stock or Warrants to purchase Common Stock. These securities will be issued without the requirement of any cash outlay by the Dealers, however, the exercise of the Warrants will require a cash outlay of $6.00 per share. Additionally, the Dealer will be required to grant the Company rights of first refusal with respect to sales of Accounts and borrowings secured by Accounts. The Company believes that this program will be attractive to many Dealers, especially in light of the fact that the Company will also be providing them with high quality monitoring services at competitive rates. The Dealer Program is a central component of its marketing efforts to Dealers. See "Business-Dealer Program."

     Provide Continuing Service to Company Owned Accounts

     The Company maintains a staff of fifteen customer service personnel who handle customer inquiries and perform billing and collection tasks. In addition, the Company generally enters into an agreement with the selling Dealer to provide continuing maintenance services for the system hardware, which the Dealer originally installed. In those cases where the installing Dealer is unwilling or unable to provide maintenance services, the Company will enter into a maintenance agreement with a third party for such services.

     Reduce Attrition Rates

     In the normal course of its business, the Company sometimes experiences cancellation of its owned Accounts due to subscribers relocating, cancellation for nonpayment, problems with service and miscellaneous other reasons. This attrition is somewhat compensated for by the ability of the Company to offset against the Holdback Amounts, as defined herein, and by Dealers meeting their obligation to replace Accounts that go into default during the guarantee period. Historically, through February 28, 1998, the Company experienced gross attrition of 11.9% and net attrition (i.e., after taking into account replacements for canceled Accounts and application of the Holdback Amount) of 7.6%. The Company experienced significantly higher gross and net attrition in 1997 primarily as a result of losses attributable to two acquisitions aggregating approximately 2,000 Accounts. The Company believes that it will improve its attrition experience by improving its acquisition quality control and customer service programs. The Company's goal is to reduce its gross attrition rate to 11% and maintain its net attrition rate at 7.5% to 8.0% during 1998, although there can be no assurance that this goal can be achieved.

Dealer Financing Programs

     General

     Dealers, like many other small businesses, from time to time need financing in order to operate their businesses. The reasons a Dealer might need access to cash are extremely varied and include the need to manage seasonal cash shortfalls, to finance expansion or inventory, and to subsidize the costs of system installation. As is common with small businesses, access to the capital markets is limited. Sales of equity may be impossible or undesirable. Access to the credit markets is also limited. For many Dealers, the most significant assets they own are the contract rights in the monitoring Accounts they retain. Unfortunately, such contract rights are generally not treated as "assets" against which banks will lend on a secured basis. This situation creates a dilemma for Dealers, and a market opportunity for the Company which, because of the depth of its knowledge of the security alarm industry, is able to accurately assess the value of these assets.

     The Company's Dealer financing programs are headed by Stephen Rubin and Scott MacDougal. Stephen Rubin has over twenty-five years of experience counseling Dealers as to their financing options and assisting them with their financing needs. Scott MacDougal joined the Company in September 1997. Scott MacDougal's prior experience includes both the venture capital industry and commercial banking. The Company presently operates an active "Account Acquisition Program" and a "Dealer Loan Program" (under which the Company makes loans secured by Accounts as collateral). See "-Dealer Financing Programs-Dealer Loan Program."

     Account Acquisition Program

     One important method of financing that has developed in the security alarm industry is the sale of Accounts to third parties such as Security Associates. All of the Company's owned Accounts are purchased as portfolios of subscriber
Accounts from Dealers.   In a typical transaction, the Dealer will sell its
Accounts for a purchase price that is a multiple of the RMR generated by that Account. For example, if a single contract provided for monthly payments of $25.00 per month it might sell for $750.00, or thirty times RMR. The multiple paid in any actual transaction is impacted by several factors including the market price of Accounts, the Company's prior experience with Accounts purchased from the Dealer, the geographic location of the Accounts, number of Accounts purchased, the RMR of the Accounts and the type of monitoring equipment used by the subscriber. Because Accounts typically have original contract terms ranging from two to five years (with annual renewals thereafter) the purchaser of the Account is generally undertaking a significant risk related to how long the Account remains active and current on its monthly payments. In the foregoing example, it will take thirty months for the purchaser of the Account to receive payments equal to the purchase price.

     In order for an Account acquisition to be profitable, not only must the cash flow from the Account be sufficient to recoup the purchaser's investment, such cash flow must also be sufficient to cover the cost associated with the maintenance of Accounts such as providing monitoring service on a monthly basis, billing, collection, customer service, financing and other costs as well as provide a return on the purchaser's investment. The "quality" of the Accounts purchased, which is generally measured in terms of the consistency with which the monthly monitoring fees will be paid and the expected longevity of the Accounts, is the crucial element in determining whether an Account acquisition is a profitable undertaking. The Company's plan to continue the growth of its Account Acquisition Program is dependent on several factors including the availability of suitable Account acquisition opportunities, the market price of Accounts and the amount and cost of financing available to the Company.

     The Company's relationship based marketing strategy is the foundation of its Account Acquisition Program. One of the unique aspects of Security Associates' position in the security alarm industry is what it does not do - it does not sell and install security systems. As a result, the Company is not viewed as a competitor in the Dealer community. Several of the Company's competitors in the Account acquisition business sell and install security systems, and some are even leading mass-marketers of low cost system installations. In a typical Account purchase, Security Associates will contract with the selling Dealer to service the underlying alarm system. Security Associates will also refer all inquiries relating to system enhancements to the selling Dealer. This process serves two purposes: first, it allows the Company to capitalize on the relationship between the subscriber and the Dealer; and second, it encourages the Dealer to sell additional Accounts to Security Associates as new installations are made. In a market where the demand for Accounts is high, the Company believes that the depth of its relationships with Dealers gives it a competitive edge.

     As noted above, the Company intends to place greater emphasis on cross-selling its services. In this regard, it intends to encourage the Dealers to whom it provides monitoring services to use the Company as a purchaser when they wish to sell Accounts, and as a lender when they wish to borrow. Just as the Company values its relationships with Dealers and understands that such relationships are a source of future business and referrals, Dealers value their relationships with their installation customers. Because Security Associates monitors its owned Accounts at the same stations that the Dealers use for monitoring services, Dealers' Accounts receive the same attention and high quality monitoring services as the Company provides to its owned Accounts.

     Maintain Quality Controls for Acquired Accounts

     The key to the profitability of an Account acquisition is the "quality" of the Accounts purchased. Before closing on any Account acquisition, the Company generally reviews the underlying contract of each Account to be purchased and the payment history and credit rating of the underlying subscribers. As part of each closing, the Company will directly pay any third parties with liens relating to the purchased Accounts in return for a release of such liens.

     Obtain Dealer Guarantees

     The Company's Account acquisition contracts contain provisions designed to protect the Company's investment in the Accounts purchased. Generally, the Company will pay 80-90% of the purchase price in cash (including the amount needed to pay any lien holders) and retain the balance of the purchase price (the "Holdback Amount") in the form of a promissory note as collateral for a guarantee period of up to two years. In the event that any Account is canceled or stops regular payments during the guarantee period, replacement Accounts must be delivered by the selling Dealer or otherwise a portion of the Holdback Amount is retained by the Company to offset the lost RMR and the purchase price of the defaulted Accounts. The Company will also obtain a lien on some or all of the other Accounts owned by the selling Dealer in order to secure the Dealer's obligations. The guarantee period becomes, in effect, a quality control testing period for the purchased Accounts. The guarantee periods and the Holdback Amounts vary from transaction to transaction.

     Dealer Loan Program

     Because high quality Accounts represent a reliable future stream of revenue with little incremental costs, some Dealers prefer to borrow using their Accounts as collateral. Historically, banks have been reluctant to lend against Accounts as collateral. The Company believes that only two sizable finance companies exist with active lending programs in the industry and both are relatively small compared to what the Company believes is the potential demand for loans secured by Accounts. Because of its familiarity with the security industry and its experience in providing monitoring services, customer service, billing and collections, the Company believes it is well prepared to both determine the value of Accounts as collateral and to realize the value of those Accounts in case of default. On June 9, 1997 the Company formed Alarm Funding Corporation the entity through which it is implementing its Dealer Loan Program. The Company, through Alarm Funding Corporation, made its first loan in December 1997. As of February 16, 1998, the Company has made loans totaling $550,000 to two Dealers. The initial funding for this subsidiary consisted of a $1,500,000 subordinated credit facility from TJS Partners, L.P. (of which $500,000 has been drawn down as of March 29, 1998) and an equity investment of $500,000 made by the Company in January 1998. The Company also expects that in the first quarter of 1998 that it will reach an agreement for the allocation to Alarm Funding Corporation of $4 million from the Company's $30 million credit facility with FINOVA Capital Corporation ("FINOVA"). The growth and profitability of the Dealer Loan Program is subject to many contingencies including the availability of low-cost financing, the aggressiveness of the competition and controlling the costs of servicing the loan portfolio.

Dealer Program

     The Company also plans to offer to a select group Dealers the opportunity to become equity owners of Security Associates through the Company's Dealer Program. Under the Dealer Program, a Dealer will enter into an individually negotiated multi-year formal contractual relationship with the Company pursuant to which the Dealer transfers and retains some or all of its Accounts at one of the Company's central stations and agrees that during the term of the contractual relationship the Dealer will not transfer Accounts monitored by the Company's central monitoring stations to a central monitoring station not owned by the Company or a subsidiary of the Company. In return, the Company will issue to the Dealer a negotiated amount of Common Stock or Warrants to purchase Common Stock.

     Of the securities issued under the Dealer Program, 25% will be freely tradable upon issuance and the remaining 75% will have their restrictions removed annually (on each anniversary of the closing date), at the rate of 25% per year, over a three year period. However, if the Dealer defaults on its obligations under the Dealer Program, the Dealer will forfeit all of the securities as to which the restrictions have not yet been removed, but will retain all securities that have not been forfeited. A Dealer will be deemed to be in default on its obligations under the Dealer Program, if, among other things, the Dealer, during the term of the contractual relationship, transfers Accounts monitored by the Company's central monitoring stations or the Dealer fails to comply with the rights of first refusal granted to the Company. The certificates issued to a Dealer under the Dealer Program will contain restrictive legends on the securities to which the restrictions apply.

     Pursuant to the Dealer Program, the Company will provide the monitoring services required by each Dealer at rates which are competitive to rates charged by other central monitoring stations for similar services. The number of shares of Common Stock or Warrants issued to any Dealer will be negotiated individually with each Dealer, but all shares of Common Stock (including Common Stock issuable upon exercise of Warrants) will be issued at a stated value of $6.00 per share. Dealers will not be required to make a cash outlay or other capital investment in the Company for the securities. Rather, the Company will issue Common Stock or Warrants to induce such Dealers to enter into the Dealer Program. The exercise of the Warrants will require a cash outlay of $6.00 per share.

     The Company's implementation of the Dealer Program is a central component of the Company's business plan. Efforts to implement this program are expected to continue for at least a year.

Training and Support Strategy

     Offer High Quality Training Programs

     The marketplace in which the independent alarm Dealer competes is undergoing rapid change. The entry of large well capitalized companies is creating uncertainty among Dealers. It is in this context that the Company believes that its ongoing training, and educational and management development programs are not only valuable to Dealers, but also can add depth and permanence to all of the Company's business relationships with independent Dealers. The Company's efforts in this respect are headed by Ron Davis, Chairman of the Board, with more than twenty five years of experience as a speaker and author on a broad range of subjects concerning the security alarm industry, independent Dealers and the changes in the marketplace that have and will continue to impact them.

     The Company conducts numerous seminars each year at locations around the country at which issues and opportunities facing the industry are presented. Security Associates also hosts an annual three day educational conference attended by several hundred Dealers, where presentations are made by both Company personnel and other professionals from within the industry, as well as specialists in such fields as finance and marketing.

     These activities are supplemented by the Company's "Audio Insight" program. Audio Insight is an audio magazine that is distributed four times a year. Each edition of Audio Insight is a 1 1/2 - 2 hour cassette which contains ideas, interviews and insights relating to the alarm industry, hosted by Ron Davis. Also distributed quarterly is camera ready art for use in consumer newsletters that can be customized by Dealers for mailing to their own customer base as a marketing tool. The Audio Insight cassette and the consumer newsletter program are only available to affiliates of the Company's Dealer Network.

     Assist Dealers in Identifying and Exploiting New Business Opportunities

     The installation of security alarm systems requires the same array of skills necessary for the installation of a broad range of other low-voltage electronic systems that can be marketed to the independent alarm Dealers' existing customer base, i.e., homeowners and businesses. These include products such as closed circuit television systems, home automation systems, intercoms, home entertainment centers, and satellite dishes. The Company's training programs have for many years exposed the Dealer community to these opportunities including how to market and install these products.

     The Company entered into a joint venture agreement with EchoStar Satellite Corporation on July 19, 1997 related to the marketing and installation of the EchoStar satellite dish program for direct broadcast television. The Company also has agreements with two companies that market home entertainment products and systems. Pursuant to these agreements, participating Dealers are expected to have access to a full range of home entertainment products. Based upon its experience to date, the Company does not expect to derive meaningful revenues from these programs, but will continue to operate them as a service to its Dealer Network. The EchoStar joint venture and the home entertainment products are examples of the types of business relationships that the Company hopes to continue to develop in the future so as to enhance its relationships with Dealers.

     Security Associates also anticipates that new business opportunities for Dealers will develop as a result of "bundling" which is a new phenomenon impacting the alarm industry. Bundling involves a single entity providing a range of similar services with billing for all those services on a consolidated basis. A single company could very well supply a home with local and long distance telephone services, cable television programming and alarm monitoring, all billed monthly on a single bill. The Company anticipates that at least some bundlers may wish to "outsource" significant portions of the installation and maintenance functions. Because of the breadth of its Dealer network, the Company intends to present itself to the bundlers as an ideal way of approaching independent installers in an efficient manner.

     Expand the Dealer Network

     The Company views its overall marketing strategy as an attempt to build a broad range of relationships with independent Dealers through which it can develop and market a range of services designed to address Dealer needs. At the same time, the Company believes its access to, and knowledge of, the alarm industry and independent Dealers is of value to outsiders who may wish to use the services of, or sell products to, Dealers. The Company recognizes that increasing the depth and breadth of its relationship with the Dealer community is an important component of its overall strategy. This need to extend and strengthen its relationship with Dealers has led the Company to place greater emphasis on its affiliation program. The goal of the affiliation program is to provide the Company with the broadest possible base of affiliates, with increased benefits available to those affiliates with closer and more permanent relationships with the Company.

     The Company views the entire population of independent Dealers as potential affiliates of its Dealer Network. As of March 29, 1998, approximately 2,000 of the estimated 13,000 independent alarm Dealers are Security Associates affiliates. The Company intends to introduce the benefits of association with Security Associates to a broader segment of the Dealer community with a view to expanding and strengthening its relationships with Dealers.

Recent Central Station Acquisitions

     Acquisition of Telecommunications Associates Group, Inc.

     On November 24, 1997, the Company purchased all of the outstanding capital stock of Telecommunications Associates Group, Inc., an Ohio corporation ("TAG") from an unaffiliated third party. TAG is a third-party alarm monitoring company which provides monitoring services to approximately 100,000 Accounts from central monitoring stations located in Euclid, Ohio and Austin, Texas.
The purchase price was $5,000,000 (which was paid in cash at the closing), plus the assumption of TAG's liabilities (of approximately $1,500,000). $4,800,000 of the purchase price was financed from the Company's general corporate funds and the balance was either liabilities assumed by the Company or financed by drawing on the Company's existing credit facility with FINOVA. The acquisition was accounted for under the "purchase method" for financial accounting purposes. The acquisition allows the Company to offer central monitoring services from a broader geographical base.

     Acquisition of Alert Answering Service

     On March 2, 1998, the Company purchased all of the operating assets of Camak, Inc., D/B/A Alert Communications D/B/A Alert Answering Service, an Ohio corporation ("Alert") from an unaffiliated third party. Alert is a third-party alarm monitoring company which provides monitoring services to approximately 1,966 Accounts and also is a direct answering service business serving approximately 250 subscribers. In March 1998, the monitoring portion of the business was moved to TAG. Alert currently conducts its answering service business from a central monitoring station located in Cleveland, Ohio. It is anticipated that the answering service business will be transferred to another of the Company's central monitoring stations in the second quarter of 1998.
The purchase price was $306,105 (which was paid in cash at the closing), plus the assumption of Alert's liabilities (of approximately $28,985). All of the purchase price was financed from the Company's general corporate funds and the balance were liabilities assumed by the Company.

The acquisition was accounted for under the "purchase method" for financial accounting purposes. The acquisition allows the Company to provide expanded telephone answering services for its independent alarm Dealers.

     Acquisition of Guardian Security Systems, Inc.

     On March 6, 1998, the Company purchased all of the outstanding capital stock of Guardian Security Systems, Inc., an Ohio corporation ("Guardian") from an unaffiliated third party. Guardian is a third-party alarm monitoring company which provides monitoring services to approximately 3,270 Dealer owned Accounts and 1,349 owned Accounts from a central monitoring station located in Columbus, Ohio. The purchase price was $1,215,833 (which was paid in cash at the closing), plus the assumption of Guardian's liabilities (of approximately $218,430 (out of $887,717) and debt of $328,116). All of the purchase price was financed from the Company's general corporate funds and the balance were liabilities assumed by the Company. The acquisition was accounted for under the "purchase method" for financial accounting purposes. In the first quarter of 1998, all of the assets and operations of Guardian were transferred to TAG, and in the second quarter of 1998, it is anticipated that Guardian will be dissolved or merged into TAG.

Risk Management

     The nature of the services provided by the Company potentially exposes it to greater risks of liability for employee acts or omissions or system failures than may be inherent in other businesses. Generally, the Company's monitoring agreements contain provisions limiting the Company's liability to subscribers in an attempt to reduce this risk.

     The Company carries insurance of various types, including general liability and errors and omissions insurance providing coverage of $1 million and $2 million, respectively. The loss experience of the Company and other companies in the security industry may affect the cost and availability of such insurance. Certain of the Company's insurance policies and the laws of some states may limit or prohibit insurance coverage for punitive or other types of damages, or for liability arising from gross negligence or wanton behavior.

Competition

     The security alarm industry is highly competitive and highly fragmented. While the Company does not compete directly with many of the large new entrants into the industry because it does not sell and install security systems, it is nonetheless impacted by the competitive challenge these entrants present to independent Dealers. To some extent new alarm systems installations made by large integrated industry participants represent systems that may not be installed by the Dealers on whom the Company's business depends. As a result, there may be less Dealer owned Accounts for which monitoring can be provided and fewer Dealer owned Accounts available for the Company to purchase. The Company's monitoring services compete with those offered by an estimated 2,000 to 3,000 companies. Of those companies, an estimated 200 firms including the Company offer monitoring services from UL listed facilities. While many of the companies providing monitoring services are small, local operations, several of the UL listed competitors are companies that are larger and better financed than the Company. The Company also competes with several companies that have Account acquisition and loan programs for independent Dealers and some of those competitors are larger and better capitalized than the Company. There is also the potential for other entities such as banks or finance companies to gain a better understanding of the industry and become more active as a source of competition for the Dealer financing portions of the Company's business.

     The Company's competitive strategy has three basic components: provide the Dealer community with high quality monitoring and financial services at competitive prices; provide Dealers with the training and access to new business opportunities that will allow them to compete effectively and conduct their businesses profitably; and constantly enhance and reinforce Security Associates' relationships with independent alarm Dealers with a view to becoming the provider of choice for each of the services the Company provides. "See" Risk Factors-Competition."

Regulatory Matters

     A number of local governmental authorities have adopted or are considering various measures aimed at reducing the number of false alarms. Such measures include: (i) subjecting alarm monitoring companies to fines or penalties for transmitting false alarms, (ii) licensing individual alarm systems and the revocation of such licenses following a specified number of false alarms,
(iii) imposing fines on alarm subscribers for false alarms, (iv) imposing limitations on the number of times the police will respond to alarms at a particular location after a specified number of false alarms, and (v) requiring further verification of an alarm signal before the police will respond.

     The Company's operations are subject to a variety of other laws, regulations and licensing requirements of federal, state and local authorities. In certain jurisdictions, the Company is required to obtain licenses or permits, to comply with standards governing employee selection and training, and to meet certain standards in the conduct of its business. Many jurisdictions also require certain of the Company's employees to obtain licenses or permits.

     The alarm industry is also subject to requirements imposed by various insurance, approval, listing and standards organizations. Depending upon the type of subscriber served, the type of service provided and the requirements of the relevant local governmental jurisdiction, adherence to the requirements and standards of such organizations is mandatory in some instances and voluntary in others.

     The Company's alarm monitoring business utilizes telephone lines and radio frequencies to transmit alarm signals. The cost of telephone lines and the type of equipment which may be utilized in telephone line transmissions are currently regulated by both federal and state governments. The operation and utilization of radio frequencies are regulated by the Federal Communications Commission and state public utilities commissions.

Legal Proceedings

     The Company from time to time experiences routine litigation in the normal course of its business. The Company does not believe that any pending litigation will have a material adverse effect on the financial condition or results of operations of the Company.


Employees

     At March 29, 1998, the Company employed 263 individuals on a full-time basis and 22 individuals on a part-time basis. Currently, none of the Company's employees is represented by a labor union or covered by a collective bargaining agreement. The Company believes that its relationships with its employees are good.

Facilities

     The Company's executive offices are located at 2101 South Arlington Heights Road, Arlington Heights, Illinois and its central monitoring stations are located at: 2116 South Wolf Road, Des Plaines, Illinois; 1471 S.W. 12th Avenue, Pompano Beach, Florida; 1514 East 191 Street, Euclid, Ohio; and 6448 Highway 290 East, Suite 110, Austin, Texas. All of the Company's facilities are leased. The Arlington Heights lease expires December 31, 2002, but can be renewed by the Company at its option for one additional five year term. The Des Plaines lease expires June 30, 2000, but can be renewed by the Company at its option for one additional five year term. The Pompano Beach lease expires December 31, 2001, but can be renewed by the Company at its option for one additional five year term. The Euclid lease expires December 31, 2004, but can be renewed by the Company at its option for one additional five year term. The Austin lease expires July 31, 1999.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


NAME                  AGE   POSITION WITH THE COMPANY
----                  ---   -------------------------
Ronald I. Davis       59    Chairman of the Board and Director
James S. Brannen      59    President, Chief Executive Officer and Director
Daniel S. Zittnan     43    Vice President, Treasurer, Chief Financial Officer
Stephen Rubin         51    Senior Vice President
Michael B. Jones      46    Director
Thomas J. Salvatore   30    Director
Douglas Oberlander    47    Director
Ronald J. Carr        46    Vice President
Timothy M. McAuliff   39    Vice President
Karen Daniels         43    Vice President
Scott J. MacDougal    39    Vice President

     RONALD I. DAVIS, age 59, is a founder of the Company and has been Chairman of the Board since October 1990. Prior to formation of the Company, he had many years of experience in the security alarm industry. He was the founder, and from 1987 to 1990, the chairman and principal stockholder of SAI Partners, Inc., an alarm dealer buying group which also provided alarm dealers with other support services such as training and educational programs, consulting, group insurance programs and certain proprietary alarm products manufactured by others. From 1982 to 1987, Mr. Davis was president of Security Alliance Corporation, a franchise company in the alarm industry and a joint venture with Pittway Corporation. Prior to 1982, Mr. Davis was a full time consultant to many of the alarm companies that now make up the affiliates of the Company's Dealer Network. Mr. Davis attended Roosevelt University where he received a B.A.

     JAMES S. BRANNEN, age 59, is a founder of the Company and has been a Director and President of the Company since October 1990 and Chief Executive Officer since 1992. He was a self-employed consultant in the alarm industry from February 1988 to October 1990. From 1962 until 1987, Mr. Brannen was employed by the First National Bank of Chicago where he served as a senior vice president in both the commercial and international banking departments. In those capacities, he managed the commercial areas of the bank responsible for lending to the cable television and paging industries. In addition, he managed the secured lending activity and was responsible for organizing and managing the bank's first work-out lending activity. Mr. Brannen has an A.B. degree from Dartmouth College and received an MBA degree from Northwestern University.

     DANIEL S. ZITTNAN, age 43, has served as Vice President, Chief Financial Officer and Treasurer of the Company since October 7, 1997. Mr. Zittnan spent over thirteen years with Arthur Andersen LLP, most recently as a senior manager. Mr. Zittnan holds a BA in accounting from DePaul University and is a member of the AICPA and ICPA Society. Mr. Zittnan is also a Certified Public Accountant.

     STEPHEN RUBIN, age 51, is a founder of the Company and has been Senior Vice President since October 1990. From 1987 to 1990, he was a senior vice president of SAI Partners, Inc. From 1978 to 1986, Mr. Rubin was an officer of Davis Marketing Group and Security Alliance Corporation. Mr. Rubin has a B.S. degree from Northern Michigan University and MBA degree from Loyola University. Mr. Rubin has the principal responsibility for the day-to-day relationships with the dealers in the Company's Dealer Network and for negotiating account acquisitions.

     THOMAS J. SALVATORE, age 30, was elected as a Director of the Company in December 1996. Since 1991, Mr. Salvatore has been the Managing General Partner of TJS Management, L.P. which is the General Partner of TJS Partners, L.P. ("TJS"), a principal stockholder of the Company. TJS has a contractual right to designate two directors to the Company's Board of Directors and Mr. Salvatore is one of the designees (the remaining director has not been designated as of the date of this Prospectus). Mr. Salvatore holds a Bachelors Degree in Business Administration from Fordham University.

     DOUGLAS OBERLANDER, age 47, has been a Director since January 1994. Since 1989, Mr. Oberlander has been president of Lease I, Inc. a commercial lease and finance company. From 1965 to 1988, Mr. Oberlander was employed by Oberlander Security, a security alarm dealer. Since 1991, Mr. Oberlander has served as a director of Oberlander Alarms, a security alarm dealer.

     MICHAEL B. JONES, age 46, was appointed a Director of the Company in January 1998. He has been president of ProFinance Associates, Inc. since he co-founded it in 1985. ProFinance has been a Broker-Dealer firm since 1990. Mr. Jones was with Marine Midland Bank from 1977 until 1985. He was responsible for starting a communications/electronics lending group in 1991 and, in his last position as group executive, for leading that group. That group was one of the first institutional lenders to the alarm industry. Mr. Jones has a Bachelors Degree in Liberal Arts from the University of Arizona and a Masters Degree in International Relations from the Johns Hopkins University School of Advanced International Studies.

     RONALD J. CARR, age 46, has been a Vice President of the Company since March 1997. Mr. Carr is also the President of Telecommunications Associates Group, Inc., a wholly owned subsidiary of the Company, and is a member of the board of directors of the Central Station Alarm Association. From March 1996 to March 1997, Mr. Carr was director of Telecommunications and Central Station Operations for Ameritech's SecurityLink subsidiary. From 1991 to 1996 he was director of Telecommunications for ADT, Inc. Mr. Carr holds a Bachelors Degree in Business Administration from Brookdale College.

     TIMOTHY M. MCAULIFF, age 39, has served as Vice President and Chief Credit Officer since January 1998. Prior to becoming Chief Credit Officer, Mr. McAuliff was Vice President of Operations starting in September 1996. Mr. McAuliff served as a vice president responsible for acquisition and credit for Old Kent Leasing, a subsidiary of Old Kent Financial Corporation from December 1995 to September 1996. From October 1994 to December 1995, Mr. McAuliff was accounting manager for Advo, Inc., a direct mail marketing firm. From December 1992 to October 1994, he was division controller for a publishing firm, Thomson Corporation. From 1986 through 1992, Mr. McAuliff was a manager for the Tribune Company, a publishing and broadcasting company. Mr. McAuliff holds a bachelors degree in Business Administration from Elmhurst College.

     KAREN B. DANIELS, age 43, has served as Vice President since October 7, 1997. Prior to becoming a Vice President, Ms. Daniels acted as a consultant for the Company starting in March 1997, and prior to that for Ameritech AIIS, since 1995. From March, 1990, to June, 1995, Ms. Daniels was vice president/controller for Editel-Chicago, a division of Unitel Video, Inc., a video post-production company. Ms. Daniels has a bachelors degree in Industrial Administration-Finance from Iowa State University. Ms. Daniels is also a Certified Public Accountant.

     SCOTT J. MACDOUGAL, age 39, has been a Vice President with the Company and president of Alarm Funding Corporation, a wholly owned subsidiary of the Company, since October 7, 1997. Previously, he was principal of Cornerstone Funding Inc., a financial advisory company serving small businesses.
Mr. MacDougal spent five years in the venture capital industry, as vice president of business development for Kentco Capital Corp. of Northfield, Illinois. Prior to that, he spent eight years in the banking industry, most recently as vice president in the communications companies division at The First National Bank of Chicago. Mr. MacDougal holds a BA in journalism from the University of Wisconsin, and an MBA in Finance from The Wharton School.

     The Company's executive officers are appointed annually by, and serve at the discretion of, the Board of Directors, until their successors are duly elected and qualified or until his or her death, resignation or removal by the Board. Each executive officer is a full time employee of the Company.
Ronald I. Davis and Stephen Rubin are brothers-in-law. There are no other family relationships between any director or executive officer of the Company.

DIRECTOR COMPENSATION

     Beginning January 1998, directors who are not executive officers of the Company are paid a fee of five hundred dollars ($500) per month as compensation for their services. All directors (other than Mr. Salvatore) are reimbursed for travel expenses incurred in connection with attending board and committee meetings. Directors are not entitled to additional fees for serving on committees of the Board of Directors. Mr. Jones was awarded options to purchase 10,000 shares of the Company's Common Stock, at an exercise price of $6.00 per share, when he joined the Board of Directors. Mr. Jones' options expire December 31, 2002.

EXECUTIVE COMPENSATION

     The following table sets forth compensation awarded or earned by the Company's President and Chief Executive Officer and the other most highly paid executive officers during the year ended December 31, 1997 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE


                                      ANNUAL COMPENSATION                 LONG TERM COMPENSATION
                      ------------------------------------------    ----------------------------------
                                                                           AWARDS              PAYOUTS
                                                                    ----------------------    --------
                                                                    RESTRICTED  SECURITIES
NAME AND PRINCIPAL                                   OTHER ANNUAL     STOCK     UNDERLYING      LTIP         ALL OTHER
     POSITION         YEAR    SALARY       BONUS     COMPENSATION     AWARDS   OPTIONS/SARS   PAYOUTS(4)  COMPENSATION(5)
------------------    ----    --------   ----------  ------------     ------   ------------   ----------   --------------
James S. Brannen      1997    $125,000   $11,634.62    $23,835(1)       --          --         $154,103        $837.57
 President, Chief
 Executive Officer
 and Director         1996    $ 94,523      --              --          --          --               --             --
Ronald I. Davis       1997    $125,858   $11,634.62    $22,949(2)       --          --         $154,103        $843.88
 Chairman of the
 Board(6)
Stephen Rubin         1997    $104,999   $ 8,461.54    $11,586(3)       --          --         $ 95,625        $694.46
 Senior Vice
 President (6)

-----------------
1)   Includes $22,871 for automobile allowance.
2)   Includes $22,319 for automobile allowance.
3)   Includes $10,752 for automobile allowance.
4) Earned awards under the Company's Supplemental Employees' Retirement Plan. See "-Deferred Compensation Stock Plan."
5)   Amount is matching funds from Company pursuant to the Company's 401(k)
     Plan.
6)   Annual salary and bonus did not exceed $100,000 in 1996.

                        EXECUTIVE OPTION EXERCISES TABLE

     The following table contains information concerning the stock option exercises made by each of the Named Executive Officers in 1997:

              Aggregated Option/SAR Exercises in Last Fiscal Year
                     and Fiscal Year End Option/SAR Values


                                                           NUMBER OF SECURITIES       VALUE OF UNEXERCISED
                                                          UNDERLYING UNEXERCISED          IN-THE-MONEY
                                                          OPTIONS/SARS AT FISCAL     OPTIONS/SARS AT FISCAL
                                                                 YEAR END                   YEAR END
                                                         -------------------------  -------------------------
                    SHARES ACQUIRED
      NAME            ON EXERCISE        VALUE REALIZED  EXERCISABLE/UNEXERCISABLE  EXERCISABLE/UNEXERCISABLE
---------------     ---------------      --------------  -------------------------  -------------------------
James S. Brannen        278,308          $1,267,693.50             --/--                        --/--
Ronald I. Davis         278,308          $1,267,693.50        120,000/--(1)               $517,500/--
Stephen Rubin           185,539          $ 845,130,.38         40,000/--(2)               $172,500/--

1) By virtue of a warrant owned by SAI Partners, Inc. of which Mr. Davis is the sole stockholder, the warrant has an exercise price of $1 per share and expires December 31, 1999.
2) By virtue of a warrant with an exercise price of $1 per share which expires December 31, 1999.


                        LONG-TERM INCENTIVE PLANS TABLE

     The following table contains information concerning awards under the Company's long-term incentive plan to the Named Executive Officers in 1997:

            Long-Term Incentive Plans - Award in Last Fiscal Year(1)


                                                                 ESTIMATED FUTURE PAYOUTS UNDER NON-STOCK
                                                                            PRICE-BASED PLANS
                                                              -----------------------------------------------
                                          PERFORMANCE OR
                  NUMBER OF SHARES,     OTHER PERIOD UNTIL
                   UNITS OR OTHER         MATURATION OR
      NAME             RIGHTS                PAYOUT           THRESHOLD         TARGET            MAXIMUM
----------------  -----------------     ------------------    ---------   -------------------   --------------
James S. Brannen         29,008         Maximum of 20% per       --       38,676.8 shares per   193,384 shares
                                        year for each of                  year
                                        five years starting
                                        FYE 1997
Ronald I. Davis          29,008         Maximum of 20% per       --       38,676.8 shares per   193,384 shares
                                        year for each of                  year
                                        five years starting
                                        FYE 1997
Stephen Rubin            18,000         Maximum of 20% per       --       24,000 shares per     193,384 shares
                                        year for each of                  year
                                        five years starting
                                        FYE 1997

1) Awards under the Company's Supplemental Employee's Retirement Plan. See "-Deferred Compensation Stock Plan."


DEFERRED COMPENSATION STOCK PLAN

     The Board of Directors on April 28, 1997, adopted an executive deferred compensation plan entitled "Security Associates International Inc. Supplemental Employees' Retirement Plan" (the "Plan"), whereby the Board of Directors may make annual year-end awards to plan participants in the form of shares of the Company's Common Stock. The Plan establishes a deferred compensation program for participating officers, by crediting an initial amount of shares to the plan and awarding the shares in the following manner. At the end of each fiscal year for the first five years following an award, each participant may earn up to a maximum of 20% of the aggregate shares credited to such participant. The actual number of shares awarded is based on the Board's assessment of each participating officer's performance against the Company's goals and objectives for the year. As of December 31, 1997, a total of 1,081,768 shares have been credited to the Plan. For the Company's first Plan year ending December 31, 1997, the Board awarded 75% of the eligible year end award shares (162,265 in the aggregate) to the Plan's participants. The Board approved a new award under the Plan whereby the 54,088.5 shares that were not earned in 1997 plus an additional 54,088.5 shares were credited to the participants' accounts and are eligible to be earned over a five year period beginning January 1998. The Company had no executive deferred compensation plan or stock plan prior to the adoption of the current Plan.


401(K) PLAN

     On April 28, 1997, the Board of Directors adopted the Datair Mass Submitted Prototype Standardized Cash or Deferred Profit Sharing Plan and Trust ("401(k) Plan"). Effective June 1, 1997, any employee of the Company, including the Company's Named Executive Officers, who has completed six months of employment may contribute to the 401(k) Plan. The Company will contribute to each employee's account an amount equal to 25% of the first 4% of each employee's compensation that is contributed by each employee.

EMPLOYMENT AGREEMENTS

     On August 29, 1996, the Company entered into a three year employment agreement with James S. Brannen to serve as the Company's President and Chief Executive Officer. Pursuant thereto, Mr. Brannen currently receives an annual salary of $175,000, which amount may be increased following an annual salary review. The employment agreement provides that Mr. Brannen is entitled to severance pay equal to 2.99 times his annual salary at the time of termination upon: (i) expiration of the term of the employment agreement (including any renewals) unless terminated for cause, as defined in the employment agreement;
(ii) death or disability; or (iii) if Mr. Brannen terminates his employment because of: (a) a diminution of his responsibilities or authority or being assigned duties inconsistent with the position of President; (b) a requirement that he serve from a location other than the greater Chicago metropolitan area;
(c) breach of the employment agreement by the Company; or (d) a change of control of the Company. In addition, Mr. Brannen will participate in such other benefits as are offered to other executive employees of the Company.

     On August 29, 1996, the Company entered into a three year employment agreement with Ronald I. Davis to serve as the Company's Chairman of the Board of Directors. Pursuant thereto, Mr. Davis currently receives an annual salary of $175,000, which amount may be increased following an annual salary review. The employment agreement provides that Mr. Davis is entitled to severance pay equal to 2.99 times his annual salary at the time of termination upon: (i) expiration of the term of the employment agreement (including any renewals) unless terminated for cause, as defined in the employment agreement; (ii) death or disability; or (iii) if Mr. Davis terminates his employment because of: (a) a diminution of his responsibilities or authority or being assigned duties inconsistent with the position of Chairman of the Board; (b) a requirement that he serve from a location other than the greater Chicago metropolitan area; (c) breach of the employment agreement by the Company; or (d) a change of control of the Company. In addition, Mr. Davis will participate in such other benefits as are offered to other executive employees of the Company.

     On August 30, 1996, the Company entered into a three year employment agreement with Stephen Rubin to serve as the Company's Senior Vice President. Pursuant thereto, Mr. Rubin currently receives an annual salary of $120,000, which amount may be increased following an annual salary review. The employment agreement provides that Mr. Rubin is entitled to severance pay equal to 2.99 times his annual salary at the time of termination upon: (i) expiration of the term of the employment agreement (including any renewals) unless terminated for cause, as defined in the employment agreement; (ii) death or disability; or (iii) if Mr. Rubin terminates his employment because of: (a) a diminution of his responsibilities or authority or being assigned duties inconsistent with the position of

Senior Vice President; (b) a requirement that he serve from a location other than the greater Chicago metropolitan area; (c) breach of the employment agreement by the Company; or (d) a change of control of the Company. In addition, Mr. Rubin will participate in such other benefits as are offered to other executive employees of the Company.

                              CERTAIN TRANSACTIONS


     On September 5, 1996, TJS Partners, L.P. ("TJS") invested a total of $5 million in the Company. The investment consisted of the purchase of 3,525,682 shares of Common Stock for $1,558,351 pursuant to a Common Stock Purchase and Subscription Agreement (the "Agreement") and a loan to the Company of $3,441,649 evidenced by a Convertible Subordinated Promissory Note. The bid and asked prices of the Company's Common Stock on September 5, 1996 was $.875 bid and $1.125 asked. The shares of Common Stock issued to TJS represented approximately 49% of the issued and outstanding Common Stock of the Company. As part of these transactions, the Company entered into a Standby Option and Warrant Agreement pursuant to which the Company granted TJS certain contingent "mirror options" (or "Standby Options") to purchase 1,855,243 shares of Common Stock that were exercisable in an equivalent number and at the same price in the event any of the Company's then existing option holders (designated in the Standby Option and Warrant Agreement) exercised their options. TJS must exercise its Standby Options within 30 days of the dates on which the existing option holders exercise their options. Under the Agreement and amendments thereto (see paragraph below describing the 1997 restructuring of the TJS' investment effective as of December 31, 1996), the mirror options are now exercisable at prices ranging from $57.00 to $300.00 per share of Convertible Preferred Stock (the equivalent of $0.57 to $3.00 per share of Common Stock).

     The Agreement included a grant by TJS to Ronald I. Davis and James S. Brannen of a voting proxy to vote all of TJS' shares of Common Stock for a period ending on the earlier of 18 months following the closing of that transaction or the second annual meeting of stockholders following the closing. The proxy expired after the 1997 Annual Meeting of Stockholders held on September 19, 1997. TJS was also granted certain rights of first refusal with respect to issuance of new securities, which have been waived in connection with the Company's offering pursuant to a Registration Statement which was declared effective on October 20, 1997 on Form S-1 (the "October 1997 Offering") and in connection with the private placement of 1,000,000 shares of the Company's Common Stock which closed on December 31, 1997 and this Offering. Also, TJS was granted "piggyback" and demand registration rights for its shares of the Company's capital stock. Those rights were waived in connection with the Offering. TJS also has the right to designate two members of the Company's Board of Directors. Thomas J. Salvatore, Managing General Partner of TJS Management, L.P., TJS' General Partner is one such designee. As of the date of this Prospectus, TJS has not designated an additional Board member.

     The Convertible Subordinated Promissory Note provided the holders of that Note with the right to convert the principal amount of that Note into Common Stock in the event of a public offering, other than the October 1997, this Offering or the use of Common Stock in a business acquisition. These provisions are no longer applicable as explained below.

     On December 31, 1996, TJS and the Company agreed to restructure TJS' total investment in the Company (the "TJS Amendment"). Pursuant to the TJS Amendment, the shares of Common Stock originally purchased and the Convertible Subordinated Promissory Note were canceled. In their place, the Company issued to TJS 35,257 shares of Convertible Preferred Stock (each convertible into 100 shares of Common Stock), 344,165 shares of 12% Redeemable Preferred Stock and a warrant to purchase 15,000 shares of Convertible Preferred Stock at $250.00 per
share.   In addition, TJS entered into a Subordinated Loan Agreement with the
Company pursuant to which the Company has a $5,000,000 line of credit. The $5,000,000 line of credit bears interest at 12% per annum payable semiannually and is due on December 31, 2002. On November 1, 1996, TJS loaned the Company $500,000 and made further loans of $4,200,000 on January 2, 1997, $250,000 on
May 1, 1997, and $50,000 on December 1, 1997.

     As part of the TJS Amendment, the Standby Option and Warrant Agreement was amended so that TJS' mirror options are henceforth exercisable to purchase Convertible Preferred Stock rather than Common Stock. On April 21, 1997, TJS purchased 5,215.88 shares of Convertible Preferred Stock (the equivalent of 521,588 shares of Common Stock) for an aggregate purchase price of $233,370 pursuant to the mirror options. Since October 20, 1997, the effective date of the Company's Registration Statement covering the Offering, TJS has purchased an additional 8,761.55 shares of Convertible Preferred Stock (the equivalent of 876,155 shares of Common Stock) pursuant to the exercise of Standby Options, for an aggregate price of $588,079.40. On November 12, 1997, TJS also exercised its warrant to purchase 15,000 shares of Convertible Preferred Stock (the equivalent of 1,500,000 shares of Common Stock) for a total exercise price of $3,750,000. Thus TJS now owns a total of 64,584.43 shares of Convertible Preferred Stock (of the 68,810 shares of Convertible Preferred Stock designated). TJS may purchase the remaining 4,225.57 designated but unissued shares of Convertible Preferred Stock if and when the remaining option holders identified in the Amended Standby Option and Warrant Agreement exercise their options.

     On January 22, 1998, TJS agreed to amendments to the Certificate of Designations with respect to the 12% Redeemable Preferred Stock and to the Subordinated Loan Agreement, which will allow the Company to raise additional capital without triggering TJS' rights 1) to receive payment of accrued but unpaid dividends from the 12% Redeemable Preferred Stock; 2) to a receive a higher dividend rate (18% instead of 12%); 3) to convert the 12% Redeemable Preferred Stock into Common Stock according to a conversion ratio determined by dividing the stated value of the 12% Redeemable Preferred Stock ($10.00 per share) plus accrued but unpaid dividends per share by 80% of the per share market value of the Common Stock at the date of conversion; and 4) to receive payment of all of the Corporation's obligations under the Subordinated Loan Agreement. As a result of this agreement, the "new equity thresholds" will be $20 million (increased from $10 million previously) with respect to the right to receive payment of accrued but unpaid dividends and $30 million (increased from $15 million previously) with respect to the other three enumerated rights. This amendment will be placed before the Company's stockholders at the 1998 Annual Meeting of Stockholders to be convened on May 19, 1998. The Company and TJS have agreed to amend the Subordinated Loan Agreement and the Company's Board has recommended to the Stockholders that the Certificate of Designations for the 12% Redeemable Preferred Stock be amended consistent with the foregoing terms.

     On December 18, 1997, the Company's Board elected Michael B. Jones, the principal stockholder of ProFinance Associates, Inc., to serve as a Director of the Company effective January 1, 1998. In consideration of his agreement to become a Director, on January 6, 1998, the Company also granted Mr. Jones an option to purchase 10,000 shares of the Company's Common Stock at an exercise price of $6.00 per share, said option to expire on December 31, 2002. The Company has also agreed to pay him and the other two non-employee Directors (Thomas J. Salvatore and Douglas Oberlander) Directors' Fees of $500.00 per month.

     ProFinance Associates, Inc., a registered broker-dealer, was due a financing fee of $218,208 in connection with the foregoing sales of securities to TJS, pursuant to an agreement with the Company. On December 31, 1997, the Company and ProFinance entered into an agreement to settle this obligation as follows: 1) payment of $175,000 cash (offset by $50,000 owed to the Company by a joint venture between ProFinance and the Company); and 2) issuance of an option to ProFinance to purchase 25,000 shares of the Company's Common Stock at an exercise price of $6.00 per share, said option, which was issued on January 6, 1998, to expire December 31, 2002.

     In connection with the December 31, 1997 agreement with ProFinance, the Company engaged ProFinance as an investment banker and has agreed to pay it a monthly retainer of $2,500 for financial advisory services to be rendered to the Company for a period of one year. Under the agreement, ProFinance will introduce the Company to acquisition opportunities and it will be entitled to receive transaction fees according to the standard "Lehman Formula" (as defined in that agreement) for each purchase that is closed.

     On December 12, 1997, TJS was issued an option to purchase 20% of the Common Stock of the Company's wholly-owned subsidiary Alarm Funding Corporation, at an exercise price of $1,000, in consideration of TJS' agreement to lend the subsidiary up to $1,500,000.

     On December 12, 1997, ProFinance Associates, Inc. was issued an option to purchase 20% of the Common Stock of the Company's wholly-owned subsidiary Alarm Funding Corporation, at an exercise price of $1,000, in consideration of leads to be provided identifying potential borrowers.

     On January 3, 1997, the Company paid $135,000 to Ronald I. Davis in connection with a previously negotiated agreement with SAI Partners, Inc. which is wholly-owned by Mr. Davis.

     Since October 20, 1997, Messrs. Brannen, Davis and Rubin have exercised options and Warrants to acquire shares for an aggregate exercise price of $423,028.35 as set forth below:


                                                              Average
                                            Aggregate        Per-Share
     Option        Exercise  Number of      Exercise          Exercise
     Holder          Date     Shares         Price            Price
-----------------  --------  ---------    ------------    -------------
Ronald I. Davis    10/30/97   278,308      158,635.56          0.57
James S. Brannen   10/30/97   278,308      158,635.56          0.57
Stephen Rubin      10/30/97   185,539      105,757.23          0.57

Totals                        742,155     $423,028.35

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of March 31, 1998, by: (i) each person known by the Company to own beneficially more than five percent of the outstanding shares of Common Stock; (ii) each of the Company's directors; (iii) the Named Executive Officer; (iv) each Selling Stockholder; and (v) all directors and executive officers of the Company as a group. The Company believes that except as noted each person or entity named below has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such holder, subject to community property laws where applicable.


                                                                                NUMBER
                                                                               OF SHARES
                                                    BENEFICIAL OWNERSHIP         BEING          BENEFICIAL OWNERSHIP
                                                     PRIOR TO OFFERING          OFFERED            AFTER OFFERING
                                                  -----------------------     ----------    ----------------------------
                                                  NUMBER OF                                  NUMBER OF
                   NAME                            SHARES       PERCENT(1)                    SHARES          PERCENT(2)
-------------------------------------------       ---------     ---------                   ---------         ----------
TJS Partners, L.P.(3)
52 Vanderbilt Avenue
New York, New York 10017........................  6,458,443       51.4%              0      6,458,443           39.5%

Ronald I. Davis(4)
c/o Security Associates International, Inc.
2101 S. Arlington Heights Road
Arlington Heights, Illinois 60005...............    928,422        7.3%              0        928,422            5.6%

James S. Brannen(5)
c/o Security Associates International, Inc.
2101 S. Arlington Heights Road
Arlington Heights, Illinois 60005...............    528,616        4.2%              0        528,616            3.2%

Stephen Rubin(7)
c/o Security Associates International, Inc.
2101 S. Arlington Heights Road
Arlington Heights, Illinois 60005...............    362,078        2.9%              0        362,078            2.2%

Thomas J. Salvatore(6)
c/o TJS Partners, L.P.
52 Vanderbilt Avenue
New York, New York 10017........................  6,458,443       51.4%              0      6,458,443           39.5%

Douglas Oberlander
10225 N. Knoxville Avenue
Peoria, Illinois 61615..........................     96,022          *               0         96,022              *

Michael B. Jones (15)
33 Riverside Avenue
Westport, CT 06880..............................     41,000          *               0         41,000              *

Allen Investments II, LLC
711 Fifth Ave 9th FL
New York, New York 10019........................     80,000          *          80,000              0              0

Alternative Strategies
880 Third Ave. 3rd FL
New York, New York 10022........................     60,000          *          60,000              0              0

Ask Company
David Broser
1700 Broadway 14th FL
New York, New York 10000........................     50,000          *          50,000              0              0

                                                                                NUMBER
                                                                               OF SHARES
                                                    BENEFICIAL OWNERSHIP         BEING          BENEFICIAL OWNERSHIP
                                                     PRIOR TO OFFERING          OFFERED            AFTER OFFERING
                                                  -----------------------     ----------    ----------------------------
                                                  NUMBER OF                                  NUMBER OF
                   NAME                            SHARES       PERCENT(1)                    SHARES          PERCENT(2)
-------------------------------------------       ---------     ---------                   ---------         ----------
Douglas A. Brown
1 Dogwood Ln.
Tenafly, New Jersey 07670.......................      4,000          *           4,000              0              0

Robert Brown
IRA Account
3605 N. Robinwood Drive
Muncie, Indiana 47304...........................     25,000          *          25,000              0              0

Bohemond Corp.
Holding Capital
104 Crandon Blvd #419
Biscayne, Florida 33149.........................     25,000          *          25,000              0              0

Bohemond Corp.
Holding Capital
104 Crandon Blvd #419
Biscayne, Florida 33149.........................      4,000          *           4,000              0              0

John S. Coates
28638 11th Ave South
Federal Way, Washington 98003...................     52,000          *          52,000              0              0

William R. Colaianni
Holding Capital
685 Fifth Ave.
New York, New York 10019........................      4,000          *           4,000              0              0

Bobbie Conrad
383 Adams Street
Glencoe, Illinois 60022.........................     20,000          *          20,000              0              0

Sidney Dechter
7406 Princeton Drive
Hanover Park, Illinois 60103....................     25,000(7)       *          25,000              0              0

Anita M. Dalmar
2324 North East Regents Drive
Portland, Oregon 97212..........................     20,000          *          20,000              0              0

Karl D. Dillon
1325 Fifth Ave.
Seattle, Washington 98101.......................     10,000          *          10,000              0              0

Robert H. Dilworth
Baker & McKenzie
815 Connecticut Avenue, N.W.
Washington, D.C. 20006-4078.....................     50,000          *          50,000              0              0

Fred Figge
221 S. Blackstone
LaGrange, Illinois 60525........................     98,500(8)       *          98,500              0              0

Dianne G. Freeman
P.O. Box 143
Sand Lake, New York 12153.......................     25,000          *          25,000              0              0

Gamelam Capital Fund
Hauptman
1661 Highway One
Fairfield, Iowa 52556...........................     10,000          *          10,000              0              0

                                                                                NUMBER
                                                                               OF SHARES
                                                    BENEFICIAL OWNERSHIP         BEING          BENEFICIAL OWNERSHIP
                                                     PRIOR TO OFFERING          OFFERED            AFTER OFFERING
                                                  -----------------------     ----------    ----------------------------
                                                  NUMBER OF                                  NUMBER OF
                   NAME                            SHARES       PERCENT(1)                    SHARES          PERCENT(2)
-------------------------------------------       ---------     ---------                   ---------         ----------
GEM Management, Ltd.
P.O. Box 860
11 Bath Street
St. Helier Jersey, Channel Islands..............     10,000          *          10,000              0              0

Phyllis Greinwald
14238 N. 2nd Street
Phoenix, Arizona 85023..........................     77,000          *          77,000              0              0

Cheryl L. Grolle
W 564 Pell Lake Drive
Genoa City, Wisconsin 53128.....................        250          *             250              0              0

Holding Capital  Management, LLC
7 Ridgewood Drive
Bridgewater, CT 06752...........................    100,000          *         100,000              0              0

Raymond C. Hoven
3251 Midlane Drivet
Wadsworth, Illinois 60083.......................    225,539(9)     1.8%         40,000        185,539           1. 1%

Infinity Partnership II
4075 N. Victoria Drive
Hoffman Estates, Illinois 60195.................     10,000(8)       *          10,000              0              0

Inversiones Alanje , C.A.
c/o Carlos Delgado
Apartado Postal 1286
Caracas, Venezuela 1010-A.......................     62,500          *          62,500              0              0

Inversiones Aparicio, C.A.
c/o Modesto Aparicio
Jet Cargo (M-571)
P.O. Box 020010
Miami, Florida 33102-0010.......................    120,000        1.0%        120,000              0              0

Inversiones Erlanger, C.A.
c/o Malcolm Caplan
M-287 Jet Cargo International
P.O. Box 020010
Miami, Florida 33102-0010.......................    100,000          *         100,000              0              0

Irwin Jacobson
1035 Carlyle Terrace
Highland Park, Illinois 60035...................    123,000(10)    1.0%         12,500        110,500              *

Jessand Corp Profit Sharing Plan and Trust
7 Ridgewood Drive
Bridgewater, CT 06752...........................      5,000          *           5,000              0              0

Lee Jones
c/o Support Services Group
63 Calle de Industrias
Suite 550
San Clemente, California 92672..................     22,088          *          22,088              0              0

Martin & Associates Management Consultants, Inc.
8056 Steeplechase Dr
Palm Beach Gardens, Florida 33418...............      4,000          *           4,000              0              0

Metro Suburban Pediatrics
600 N. Court
Palatine, Illinois 60067........................     12,500(8)       *          12,500              0              0

                                                                                NUMBER
                                                                               OF SHARES
                                                    BENEFICIAL OWNERSHIP         BEING          BENEFICIAL OWNERSHIP
                                                     PRIOR TO OFFERING          OFFERED            AFTER OFFERING
                                                  -----------------------     ----------    ----------------------------
                                                  NUMBER OF                                  NUMBER OF
                   NAME                            SHARES       PERCENT(1)                    SHARES          PERCENT(2)
-------------------------------------------       ---------     ---------                   ---------         ----------
John M. McMahon
West Lake Road
Tuxedo Park, New York 10987.....................     20,000          *          20,000              0              0

Peter T. Joeseph
Rosecliff, Inc.
712 Fifth Ave. 34th FL
New York, New York 10019........................     80,000          *          80,000              0              0

Kaplan Choate Special Situations
880 Third Ave. 3rd FL
New York, New York 10022........................     40,000          *          40,000              0              0

Mark Scharmann
1661 Lakeview Circle
Ogden, Utah 84403...............................    144,800(11)    1.2%         32,500        112,300              *

Bernard and Samuel Sered
4023 Suffield Court
Skokie, Illinois 60076..........................     17,801(12)      *          12,500          5,301              *

Lorraine R. Small
453 Raintree Drive
Glen Ellyn, Illinois 60137......................        250          *             250              0              0

Jan Sussman
9 Sterling Ln.
Sands Point, New York 11050.....................     30,000          *          30,000              0              0

Tall Oaks Group, LP
L. Hite
40 Beckman Terrace
Summit, New Jersey 07901........................     20,000          *          20,000              0              0

Alfred Robert Taylor TTEE
387 Spring Cove Road
Waynesville, North Carolina 28786...............     10,000          *          10,000              0              0

TPR Investment Associates, Inc.
9 West 57th Street #3900
New York, New York 10019........................     52,000          *          52,000              0              0

Brady E. Turner
P.O. Box 840
Brunswick, Georgia 31521........................     56,676(13)      *          12,500         44,176              *

UMB Bank, NA
Evergreen National, LP
200 East Highway 32 Box 129
Lebanon, Missouri 65536.........................    300,000        2.4%        300,000              0              0

Harold Wit
Allen & Company
711 Fifth Ave 9th Fl
New York, New York 10019........................     30,000          *          30,000              0              0

All Executive Officers and Directors as a group
  (10 persons)(14)..............................  8,412,681       66.1%              0      8,412,681           51.0%

-----------------------
(1) Applicable percentage of ownership as of March 31, 1998, is based upon 12,568,673 shares of Common Stock outstanding (including 6,458,443 shares issuable upon conversion of outstanding shares of Convertible Preferred Stock). Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and unless otherwise noted includes voting and investment power with respect to the shares shown as beneficially owned.

(2) Applicable percentages of ownership are based on 16,346,761 shares of Common Stock outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and unless otherwise noted includes voting and investment power with respect to the shares shown as beneficially owned. Assumes all shares being registered for resale are sold.

(3) Consists of 64,584.43 shares of Convertible Preferred Stock. Each share of Convertible Preferred Stock is convertible into and has the voting rights of 100 shares of Common Stock. TJS is the only holder of Convertible Preferred Stock.

(4) Includes 808,422 shares owned by Mr. Davis and SAI Partners, Inc. and 120,000 shares purchasable upon the exercise of a currently exercisable warrant. Excludes 225 shares owned by Beverly Davis, Mr. Davis' wife, 8,200 shares owned by Scott Davis, Mr. Davis' son, 3,000 shares owned by Ethan Davis, Mr. Davis' grandson, 3,000 shares owned by Benjamin Davis, Mr. Davis' grandson, and 9,301 shares owned by Ann Davis, Mr. Davis' sister, as to which Mr. Davis disclaims beneficial ownership.

(5) Includes 526,616 shares owned by Mr. Brannen. Excludes 7,580 shares owned by Martha A. Brannen, Mr. Brannen's wife, 10,000 shares owned by Craig Brannen, 10,000 shares owned by Sarah B. Ozee and 10,000 shares owned by Peter Brannen, Mr. Brannen's children, as to which Mr. Brannen disclaims beneficial ownership.

(6) Consists of 64,584.43 shares of Convertible Preferred Stock owned by TJS. Mr. Salvatore controls voting and disposition of these shares through TJS Management, L.P., which is the sole general partner of TJS.

(7) Includes 362,078 shares owned by Mr. Rubin. Excludes 9,000 shares owned by Jamie Rubin, Mr. Rubin's son, as to which Mr. Rubin disclaims beneficial ownership.

(8) Includes only shares purchased pursuant to option exercised October 30, 1997. All of such shares are being registered for resale hereby.

(9) Includes 185,539 shares owned by Mr. Hoven and 40,000 shares which may be purchased pursuant to currently exercisable options. Only the 40,000 shares subject to the options are being registered for resale hereby.

(10) Includes 110,500 shares owned by pension plans controlled by Mr. Jacobson and 12,500 shares purchased pursuant to option exercised November 6, 1997. Only the 12,500 shares purchased subject to the options are being registered for resale hereby.

(11) Includes 112,300 shares owned by Mr. Scharmann and 32,500 shares purchased in November and December of 1997 pursuant to currently exercisable options issued to Mr. Scharmann and Troika Capital a corporation controlled by Mr. Scharmann. Only the 32,500 shares subject to the options are being registered for resale hereby.

(12) Includes 5,301 shares owned by Messrs. Sered and 12,500 shares which may be purchased pursuant to currently exercisable options. Only the 12,500 shares subject to the options are being ergistered for resale hereby.

(13) Includes 44,176 shares owned by Mr. Turner and 12,500 shares purchased on October 27, 1997 pursuant to currently exercisable options. Only the 12,500 shares subject to the options are being registered for resale hereby.

(14) Includes 552,500 shares purchasable upon exercise of currently exercisable options and warrants.

(15) Includes 6,000 shares held directly; an option to purchase 10,000 shares of the Company's Common Stock at a price of $6.00 per share expiring December 31, 2002; and an option held by ProFinance Associates, Inc. (of which Mr. Jones is the principal stockholder) to purchase 25,000 shares of the Company's Common Stock at a price of $6.00 per share expiring December 31, 2002.


        The following table sets forth certain information regarding the beneficial ownership of Convertible Preferred Stock as of March 31, 1998, by (if applicable): (i) each person known by the Company to own beneficially more than five percent of the outstanding shares of Convertible Preferred Stock; (ii) each of the Company's directors; (iii) the Named Executive Officers; (iv) each Selling Stockholder; and (v) all directors and executive officers of the Company as a group. The Company believes that each person named below has sole voting and investment power with respect to all shares of convertible Preferred Stock shown as beneficially owned by such holder, subject to community property laws where applicable. No shares of Convertible Preferred Stock are being offered hereby.


                                                    BENEFICIAL OWNERSHIP

                                             ----------------------------------

                             NAME             NUMBER OF SHARES      PERCENT(1)
                             ----             ----------------      -------

TJS Partners, L.P.(2)
52 Vanderbilt Avenue
New York, New York 10017 ................        64,584.43            100%

                                                     BENEFICIAL OWNERSHIP
                                                 ----------------------------
                     NAME                        NUMBER OF SHARES  PERCENT(1)
-----------------------------------------------  ----------------  ----------
Thomas J. Salvatore(3)
c/o TJS Partners, L.P.
52 Vanderbilt Avenue
New York, New York 10017.......................     64,584.43         100%
All Executive Officers and Directors as a group
  (10 persons).................................     64,584.43         100%

(1) Applicable percentage of ownership as of March 31, 1998, is based upon 64,584.43 shares of Convertible Preferred Stock outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and unless otherwise noted includes voting and investment power with respect to the shares shown as beneficially owned.

(2) Consists of 64,584.43 shares of Convertible Preferred Stock. Each share of Convertible Preferred Stock is convertible into, and has the voting rights of, 100 shares of Common Stock. TJS is the only holder of Convertible Preferred Stock.

(3) Consists of 64,584.43 shares of Convertible Preferred Stock owned by TJS, Mr. Salvatore controls voting and disposition of these shares through TJS Management, L.P., which is the sole general partner of TJS.


     The following table sets forth certain information regarding the beneficial ownership of 12% Redeemable Preferred Stock as of March 31,1998, by (if applicable): (i) each person known by the Company to own beneficially more than five percent of the outstanding shares of 12% Redeemable Preferred Stock;
(ii) each of the Company's directors; (iii) the Named Executive Officers; (iv) each Selling Stockholder; and (v) all directors and executive officers of the Company as a group. The Company believes that each person named below has sole voting and investment power with respect to all shares of 12% Redeemable Preferred Stock shown as beneficially owned by such holder, subject to community property laws where applicable. No shares of 12% Redeemable Preferred Stock are being offered hereby.


                                                     BENEFICIAL OWNERSHIP
                                                 ----------------------------
                     NAME                        NUMBER OF SHARES  PERCENT(1)
-----------------------------------------------  ----------------  ----------
TJS Partners, L.P.(2)
52 Vanderbilt Avenue
New York, New York 10017.......................      344,165          100%

Thomas J. Salvatore(3)
c/o TJS Partners, L.P.
52 Vanderbilt Avenue
New York, New York 10017.......................      344,165          100%

All Executive Officers and Directors as a group
  (10 persons).................................      344,165          100%

(1) Applicable percentage of ownership as of March 31, 1998, is based upon 344,165 shares of 12% Redeemable Preferred Stock outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and unless otherwise noted includes voting and investment power with respect to the shares shown as beneficially owned.

(2) Consists of 344,165 shares of 12% Redeemable Preferred Stock. Each share of 12% Redeemable Preferred Stock is convertible into and has the voting rights of 100 shares of Common Stock. TJS is the only holder of 12% Redeemable Preferred Stock.

(3) Consists of 344,165 shares of 12% Redeemable Preferred Stock owned by TJS, Mr. Salvatore controls voting and disposition of these shares through TJS Management, L.P., which is the sole general partner of TJS.

                          DESCRIPTION OF CAPITAL STOCK


GENERAL

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.001 per share. As of April 6, 1998, the Company had outstanding 6,110,230 shares of Common Stock, 64,584.43 shares of Convertible Preferred Stock and 344,165 shares of 12% Redeemable Preferred Stock. As of April 6, 1998, there were approximately 212 holders of record of Common Stock and one holder of record for the Convertible Preferred Stock and 12% Redeemable Preferred Stock.



COMMON STOCK

     Holders of Common Stock are entitled to one vote per share for the election of directors and all other matters submitted for stockholder vote, except matters submitted to the vote of another class or series of shares. Holders of Common Stock are not entitled to cumulative voting rights. Therefore, the holders of a majority of the shares voting for the election of directors can elect all of the directors if they choose to do so. The holders of Common Stock are entitled to dividends in such amounts and at such times, if any, as may be declared by the Board of Directors out of funds legally available therefor. The Company has not paid any dividends on its Common Stock and does not anticipate paying any cash dividends on such stock in the foreseeable future. See "Dividend Policy." Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all net assets available for distribution to stockholders after payments to creditors and after the liquidation preferences on the Company's Preferred Stock, as described below, have been satisfied. The Common Stock is not redeemable and has no preemptive or conversion rights.

     All outstanding shares of Common Stock are, and the shares of Common Stock to be sold by the Company in this offering when issued will be, duly authorized, validly issued, fully paid and nonassessable.

     The Common Stock is traded on the American Stock Exchange under the symbol "IDL."

PREFERRED STOCK

     The Company's amended and restated Certificate of Incorporation authorizes the issuance, upon resolution of the Board of Directors and without further stockholder approval, of up to a total of 500,000 shares of Preferred Stock. The terms of one or more classes or series of Preferred Stock, including dividend rights, conversion prices, voting rights, redemption prices and similar matters will be determined by the Board of Directors. Further series of preferred stock could have voting, dividend and other rights, preferences and privileges superior to those of the Common Stock or other classes of Preferred Stock. See "Risk Factors-Certain Antitakeover Effects." The Company intends to submit to stockholders a proposal to increase the number of Preferred Stock from 500,000 shares to 1,000,000 shares at the 1998 Annual Meeting of Stockholders.

12% Redeemable Preferred Stock

     Each share of 12% Redeemable Preferred Stock is senior to the Company's outstanding Convertible Preferred Stock and senior to the Company's Common Stock. Dividends accrue at the rate per share of 12% per annum of the stated value which is initially $10.00 per share. In the event the Company raises $10 million in new equity, all dividends that have not been paid must be paid. If the Company raises $15 million in new equity, the Company will have the right to redeem the 12% Redeemable Preferred Stock for its liquidation value plus unpaid dividends. If the Company does not redeem the 12% Redeemable Preferred Stock at that time, the dividend rate will increase to 18% and the stockholder will have the right to convert such stock into Common Stock at a conversion price equal to 80% of the market price of the Common Stock at the date of conversion. The holder of 12% Redeemable Preferred Stock will not have voting rights (except with respect to an amendment to the Certificate of Incorporation that would have the effect of canceling or otherwise affecting the rights of the holders of such stock to receive dividends which have accrued but which have not been declared). The 12% Redeemable Preferred Stock has a $10.00 per share liquidation preference over the Convertible Preferred Stock and the Common Stock. Pursuant to an agreement between the Company and TJS Partners, L.P., the only holder of Redeemable Preferred Stock, the Company and the holder have agreed to amend the Certificate of Designations to increase the aforesaid $10 million and $15 million "new equity thresholds," to $20 million and $30 million, respectively. The amendment is subject to the consent of FINOVA and stockholder approval at the 1998 Annual Meeting of Stockholders. See "Certain Transactions."

Convertible Preferred Stock

     Each share of Convertible Preferred Stock is senior to the Company's outstanding Common Stock but ranks junior to the outstanding 12% Redeemable Preferred Stock. The holders of Convertible Preferred Stock are entitled to receive such dividends, if any, as may be declared on the Common Stock. The dividends will be paid as if such holder of the Cumulative Preferred Stock were the holder of the number of shares of Common Stock into which the shares of Convertible Preferred Stock held by such holder are then convertible. The shares of Convertible Preferred Stock are convertible into 100 shares of Common Stock at the option of the holder at any time and automatically upon an initial public offering by the Company. Each share of Convertible Preferred Stock has the voting power of the number of shares of Common Stock into which it is convertible (i.e. one share of Convertible Preferred Stock has the voting power of 100 shares of Common Stock) and votes together with the Common Stock as a single class. The Convertible Preferred Stock has a $250.00 per share liquidation preference, after payment to the holders of the 12% Redeemable Preferred Stock.

WARRANTS

     Under this Prospectus, the Company may issue Warrants to purchase an aggregate of 2,000,000 shares. Each such Warrant entitles the holder to purchase shares of Common Stock at an exercise price of $6.00 per share payable in cash upon the exercise of the Warrant. The currently exercisable portion of the Warrants is redeemable at the option of the Company after no less than two years from the date of issuance at a redemption price of $.10 per share, provided the market price of the Common Stock equals or exceeds 150% of the exercise price for a period of 15 out of 20 consecutive trading days ending within 30 days of the date on which the notice of redemption is given. The exercise price will be adjusted in the event of share splits, share consolidations and certain rights offerings and share dividends involving Common Stock. Except as otherwise contractually restricted under the Dealer Program, the Warrants may be exercised at any time after issuance until four years after issuance. Warrants not exercised by that time will expire. The Warrants do not confer upon the holder any voting rights, preemptive rights or any other rights as a Company stockholder.

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

     Certificate of Incorporation and Bylaws. The Company's Certificate of Incorporation provides that the Board of Directors may issue preferred stock with such voting rights, preferences and designations as the Board determines in its sole discretion without stockholder approval. Further, the Certificate of Incorporation provides that the Board of Directors shall have the power to make, adopt, amend or repeal the Bylaws. The Bylaws provide that the Company's stockholders may call a special meeting of stockholders only upon a request of stockholders owning at least 25% of the Company's capital stock. These provisions of the Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions may enhance the likelihood of continuity and stability in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions may reduce the vulnerability of the Company to an unsolicited acquisition proposal. The provisions may also discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company's shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of the Company. See "Risk Factors--Certain Antitakeover Effects."

     Delaware Takeover Statute. The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned
(a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Limitation of Liability. As permitted by the Delaware General Corporation Law, the Company's Certificate provides that directors of the Company shall not be personally liable for monetary damages to the Company for certain breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper personal benefit from their action as directors. This provision would have no effect on the availability of equitable remedies or non-monetary relief, such as an injunction or rescission for breach of the duty of care. In addition, the provision applies only to claims against a director arising out of his or her role as a director and not in any other capacity (such as an officer or employee of the Company). Further, liability of a director for violations of the federal securities laws will not be limited by this provision. Directors will, however, no longer be liable for monetary damages arising from decisions involving violations of the duty of care which could be deemed grossly negligent.

     Indemnification. The Certificate provides that directors and officers of the Company shall be indemnified by the Company to the fullest extent authorized by Delaware law, against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of the Company. The Certificate also authorizes the Company to enter into one or more agreements with any person which provide for indemnification greater or different from that provided in the Certificate. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is LaSalle National Bank, located at 135 South LaSalle Street, Chicago, Illinois 60628.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock and Warrants offered hereby will be passed upon for the Company by Sachnoff & Weaver, Ltd., Chicago, Illinois.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, and the financial statements of Telecommunications Associates Group, Inc. as of November 24, 1997 and for the period January 1 to November 24, 1997 have been included herein in reliance upon the reports of Arthur Andersen LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of such firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission, a Registration Statement, of which this Prospectus constitutes a part, on Form S-1 under the Securities Act with respect to the Common Stock and Warrants offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to the Company and the Common Stock and Warrants offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission. The Registration Statement, including the exhibits and schedules thereto, may be inspected and copied at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at 500 West Madison Street, Fourteenth Floor, Chicago, Illinois 60661 or 75 Park Place, Suite 1400, New York, New York 10007. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and other information statements and other information regarding registrants that file electronically with the Commission.

                   SECURITY ASSOCIATES INTERNATIONAL, INC.

                              AND SUBSIDIARIES

                        INDEX TO FINANCIAL STATEMENTS


SECURITY ASSOCIATES INTERNATIONAL, INC.
 Report of Independent Public Accountants                                        F-2
 Consolidated Balance Sheets as of December 31, 1996 and 1997                    F-3
 Consolidated Statements of Operations for the years ended December 31,
    1995, 1996, and 1997                                                         F-4
 Consolidated Statements of Stockholders' Equity for the years ended
    December 31, 1995, 1996, and 1997                                            F-5
 Consolidated Statements of Cash Flows for the years ended December 31,
    1995, 1996, and 1997                                                         F-6
 Notes to consolidated financial statements                                      F-7

TELECOMMUNICATIONS ASSOCIATES GROUP, INC.
 Report of Independent Public Accountants                                       F-17
 Balance Sheet as of November 24, 1997                                          F-18
 Statement of Operations for the period January 1 to November 24, 1997          F-19
 Statement of Cash Flows for the period January 1 to November 24, 1997          F-20
 Notes to financial statements                                                  F-21

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Stockholders of
Security Associates International, Inc.:



We have audited the accompanying consolidated balance sheets of SECURITY ASSOCIATES INTERNATIONAL, INC. (a Delaware corporation) AND SUBSIDIARIES as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1995, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Associates International, Inc. and Subsidiaries as of December 31, 1996 and 1997, and the results of its operations and its cash flows for the years ended December 31, 1995, 1996 and 1997, in conformity with generally accepted accounting principles.




ARTHUR ANDERSEN LLP


Chicago, Illinois
January 23, 1998

                     SECURITY ASSOCIATES INTERNATIONAL, INC.
                                AND SUBSIDIARIES


                           CONSOLIDATED BALANCE SHEETS


                                                                                           DECEMBER 31,
                                                                                   ---------------------------
                                 ASSETS                                               1996             1997
-------------------------------------------------------------------------------    -----------    ------------
CURRENT ASSETS:
    Cash and cash equivalents                                                      $   632,355    $  5,521,633
    Accounts receivable, net                                                         1,332,990       2,626,717
    Receivable from stockholders                                                        25,180          50,000
    Other current assets                                                               236,872         182,671
                                                                                   -----------    ------------
                     Total current assets                                            2,227,397       8,381,021
                                                                                   -----------    ------------
FURNITURE AND EQUIPMENT, net                                                           417,899         855,631
                                                                                   -----------    ------------
OTHER ASSETS:
    Contract rights to monitor security systems, net                                 6,606,126      13,908,478
    Goodwill, net                                                                    6,666,373      11,919,949
    Other assets, net                                                                  614,928         943,624
                                                                                   -----------    ------------
                     Total other assets                                             13,887,427      26,772,051
                                                                                   -----------    ------------
                     Total assets                                                  $16,532,723    $ 36,008,703
                                                                                   ===========    ============


                                                                                           DECEMBER 31,
                                                                                   ---------------------------
                    LIABILITIES AND STOCKHOLDERS' EQUITY                              1996             1997
-------------------------------------------------------------------------------    -----------    ------------
CURRENT LIABILITIES:
    Accounts payable                                                               $   615,775    $    676,162
    Note payable for acquisition                                                     3,721,131            --
    Current maturities of long-term notes payable                                      413,227         897,453
    Notes payable--related parties                                                     136,000            --
    Accrued expenses                                                                   439,660       2,135,658
    Unearned revenues                                                                1,409,796       3,046,926
    Other                                                                                9,322            --
                                                                                   -----------    ------------
                     Total current liabilities                                       6,744,911       6,756,199

NOTES PAYABLE, net of current maturities                                             8,019,348      16,521,813

NOTES PAYABLE, related party                                                           500,000       5,500,000
                                                                                   -----------    ------------
                     Total liabilities                                              15,264,259      28,778,012
                                                                                   -----------    ------------
STOCKHOLDERS' EQUITY (DEFICIT):

    Convertible preferred stock, $10.00 par value; 35,478 and 64,585 shares outstanding on December 31, 1996 and 1997, respectively
       (liquidation value of $8,869,500 and $16,146,138 at December 1996
       and 1997, respectively)                                                         354,780         645,846

    12% redeemable/convertible preferred stock, $10.00 par value; 344,165 shares
       outstanding on December 31, 1996 and 1997                                     3,441,650       3,441,650

    Common stock, $.001 par value; 50,000,000 shares authorized; 3,699,375 and
       6,272,295 shares outstanding on December 31, 1996 and 1997,
       respectively                                                                      3,699           6,272
    Additional paid-in capital                                                       3,958,080      14,564,311
    Retained deficit                                                                (6,489,745)    (11,427,388)
                                                                                   -----------    ------------
                     Total stockholders' equity                                      1,268,464       7,230,691
                                                                                   -----------    ------------
                     Total liabilities and stockholders' equity                    $16,532,723    $ 36,008,703
                                                                                   ===========    ============



         The accompanying notes to the consolidated financial statements are an integral part of these balance sheets.

                     SECURITY ASSOCIATES INTERNATIONAL, INC.
                                AND SUBSIDIARIES


                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                        FOR THE YEARS ENDED DECEMBER 31,
                                                                 -------------------------------------------
                                                                     1995            1996            1997
                                                                 ------------    ------------    ------------
REVENUES:
    Monitoring fees                                              $  2,390,513    $  3,652,892    $ 10,711,935
    Membership fees and other                                         342,740         129,199         102,152
                                                                 ------------    ------------    ------------
                     Total revenues                                 2,733,253       3,782,091      10,814,087
                                                                 ------------    ------------    ------------

OPERATING EXPENSES:
    General, selling and administrative                             1,590,860       1,394,244       4,257,360
    Payroll and related expense                                       891,320       1,710,252       4,653,190
    Amortization and depreciation                                     539,634       1,020,427       2,425,919
    Write off of contract rights                                      100,700         248,635       1,277,624
    Deferred compensation expense                                        --              --           862,034
                                                                 ------------    ------------    ------------
                     Total operating expenses                       3,122,514       4,373,558      13,476,127
                                                                 ------------    ------------    ------------
                     Loss from operations                            (389,261)       (591,467)     (2,662,040)

INTEREST EXPENSE                                                      742,659       1,384,239       1,862,606
                                                                 ------------    ------------    ------------
                     Loss before income in equity of joint
                        venture and income taxes                   (1,131,920)     (1,975,706)     (4,524,646)

INCOME IN EQUITY OF JOINT VENTURE                                     184,642         257,447            --
                                                                 ------------    ------------    ------------
                     Loss before income taxes                        (947,278)     (1,718,259)     (4,524,646)

PROVISION FOR INCOME TAXES                                               --              --              --
                                                                 ------------    ------------    ------------
                     Net loss                                        (947,278)     (1,718,259)     (4,524,646)

DIVIDENDS ACCRUED ON PREFERRED STOCK                                     --              --           412,997
                                                                 ------------    ------------    ------------
                     Net loss available to common stockholders   $   (947,278)   $ (1,718,259)   $ (4,937,643)
                                                                 ============    ============    ============

NET LOSS PER SHARE                                               $       (.26)   $       (.47)   $      (1.16)
                                                                 ============    ============    ============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                3,665,642       3,669,343       4,266,151
                                                                 ============    ============    ============



         The accompanying notes to the consolidated financial statements are an integral part of these statements.

SECURITY ASSOCIATES INTERNATIONAL, INC.
            AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY




                               CONVERTIBLE                12% REDEEMABLE
    COMMON STOCK             PREFERRED STOCK             PREFERRED STOCK            ADDITIONAL                             TOTAL
--------------------       -------------------        ---------------------          PAID-IN          RETAINED         STOCKHOLDERS'
SHARES        AMOUNT       SHARES       AMOUNT        SHARES         AMOUNT          CAPITAL          DEFICIT             EQUITY
------        ------       ------       ------        ------         ------          -------          -------             ------
3,662,187     $3,662             -       $     -            -        $               $2,688,042      $(3,824,208)       $(1,132,504)


    5,900          6             -             -            -                -            1,469                -              1,475
        -          -             -             -            -                -           35,250                -             35,250
        -          -             -             -            -                -                -         (947,278)          (947,278)
---------    -------        ------      --------      -------       ----------      -----------     ------------        -----------
3,668,087      3,668             -             -            -                -        2,724,761       (4,771,486)        (2,043,057)
        -          -        35,478       354,780      344,165        3,441,650        1,216,160                -          5,012,590
    9,200          9             -             -            -                -            4,591                -              4,600
   22,088         22             -             -            -                -           12,568                -             12,590
        -          -             -             -            -                -                -       (1,718,259)        (1,718,259)
---------    -------        ------      --------      -------       ----------      -----------     ------------        -----------
3,699,375      3,699        35,478       354,780      344,165        3,441,650        3,958,080       (6,489,745)         1,268,464
        -          -        29,107       291,066            -                -        4,267,793                -          4,558,859

  162,265        162             -             -            -                -          861,872                -            862,034
2,410,655      2,411             -             -            -                -        5,476,566                -          5,478,977
        -          -             -             -            -                -                -         (412,997)          (412,997)
        -          -             -             -            -                -                -       (4,524,646)        (4,524,646)
---------    -------        ------      --------      -------       ----------      -----------     ------------        -----------
6,272,295     $6,272        64,585      $645,846      344,165       $3,441,650      $14,564,311     $(11,427,388)       $ 7,230,691
=========    =======        ======      ========      =======       ==========      ===========     ============        ===========


The accompanying notes to the consolidated financial statements are an integral part of these statements.

                     SECURITY ASSOCIATES INTERNATIONAL, INC.
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                                                ----------------------------------
                                                                                1995            1996         1997
                                                                                ----            ----         ----
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                            $   (947,278)   $ (1,718,259)   $ (4,524,646)
    Adjustments to reconcile net loss to net cash (used for) provided by operating activities-
           Income in equity of joint venture                                (184,642)       (257,447)           --
           Issuance of common stock for services                                --             4,600            --
           Amortization and depreciation                                     539,634       1,020,427       2,425,919
           Contract rights written off                                          --           248,635       1,277,624
           Deferred compensation expense                                        --              --           862,034
           Changes in assets and liabilities-
              Accounts Receivable, net                                      (195,531)        136,036      (1,047,691)
              Note receivables                                               125,000            --              --
              Other current assets                                           (73,504)       (126,992)         46,147
              Other long-term assets                                         (15,160)           --           (63,598)
              Accounts payable                                                77,776          41,334         (36,503)
              Bank overdraft                                                 (35,568)           --              --
              Accrued expenses                                               252,430        (172,208)      1,490,408
              Unearned revenue                                               408,948         425,148         279,937
              Other current liabilities                                     (116,760)        (22,902)         (9,322)
                                                                        ------------    ------------    ------------
                     Net cash (used for) provided by operating
                        activities                                          (164,655)       (421,628)        700,309
                                                                        ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of contract rights to monitor security systems, net          (3,639,934)     (1,855,953)     (8,056,738)
    Purchase of fixed assets                                                 (37,893)        (54,052)       (311,612)
    Cash paid for acquisition, net                                              --        (1,794,021)     (5,818,484)
                                                                        ------------    ------------    ------------
                     Net cash used for investing activities               (3,677,827)     (3,704,026)    (14,186,834)
                                                                        ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of capital                                         36,725       5,000,000       9,987,836
    Dividends accrued on preferred stock                                        --              --          (412,997)
    Deferred financing costs                                                    --          (596,879)       (385,400)
    Proceeds from stockholders receivable                                     10,358            --            25,180
    Repayment of notes payable to related parties                            (54,349)        (98,742)       (136,000)
    Proceeds from notes payable to related parties                              --           500,000       5,000,000
    Repayment of notes payable                                              (774,720)     (7,404,188)     (4,358,280)
    Proceeds from notes payable                                            4,592,090       7,304,000       8,655,464
                                                                        ------------    ------------    ------------
                     Net cash provided by financing activities             3,810,104       4,704,191      18,375,803
                                                                        ------------    ------------    ------------

INCREASE (DECREASE) IN CASH                                                  (32,378)        578,537       4,889,278
CASH AND CASH EQUIVALENTS, beginning of year                                  86,196          53,818         632,355
                                                                        ------------    ------------    ------------
CASH AND CASH EQUIVALENTS, end of year                                  $     53,818    $    632,355    $  5,521,633
                                                                        ============    ============    ============


         The accompanying notes to the consolidated financial statements are an integral part of these statements.

                     SECURITY ASSOCIATES INTERNATIONAL, INC.
                                AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1995, 1996 AND 1997



1.    DESCRIPTION OF THE BUSINESS

      COMPANY BACKGROUND

      Security Associates International, Inc. and Subsidiaries (the "Company") is composed of Security Associates International, Inc. ("SAI") and its subsidiaries, RMR Management Corp., a Delaware corporation ("RMR"), MCAP Investors, Inc., a Delaware corporation ("MCAP"), Winnetka Investors, Inc., a Delaware corporation ("Winnetka"), Security Associates Command Center II, LLC, a Michigan limited liability company ("SACC"), Monitor Service Group, LLC, an Illinois limited liability company ("MSG"), All-Security Monitoring Services, LLC, an Illinois limited liability company ("All-Security"), AMJ Central Station Corporation, a Delaware corporation ("AMJ"), Alarm Funding Corporation, a Delaware corporation ("AFC") and Telecommunications Associates Group, Inc., an Ohio corporation ("TAG"). Subsequent to year-end, RMR, MCAP and Winnetka were merged into the Company. Additionally, the Company plans to move the operations of SACC to TAG in March, 1998. SACC will be liquidated after that move occurs. A provision for shutdown expenses of approximately $77,000 has been included in the accompanying financial statements.

      The Company was organized for the primary purpose of acquiring service contracts for remote electronic monitoring of security systems in businesses and homes throughout the United States and providing monitoring services to independent alarm dealers on a subcontract basis. Revenues are composed primarily of fees for monitoring services.

      Alarm Funding Corporation was formed in September, 1997. The purpose of AFC is to provide loans to independent alarm dealers. As of December 31, 1997, AFC had made one loan for $250,000. AFC has an agreement with the Company's major stockholder which will provide up to $1,500,000 in subordinated debt. As of December 31, 1997, AFC has borrowed $500,000 of subordinated debt. A company and a partnership, each controlled by a director of the Company, have received options to purchase 20% of AFC's stock from the Company.


2.    SUMMARY OF MAJOR ACCOUNTING POLICIES

      PRINCIPLES OF CONSOLIDATION

      The financial statements consolidate the accounts of Security Associates International, Inc., and its wholly owned subsidiaries. All intercompany items and transactions have been eliminated.

      USE OF ESTIMATES

      The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      REVENUE RECOGNITION

      Monitoring fee revenue is recognized as earned over the related contract period. Services may be billed in advance on a monthly, quarterly or annual basis and amounts not earned are included as unearned revenues.

      ACCOUNTS RECEIVABLE

      The Company grants unsecured trade credit to customers in the normal course of business. Receivables in the accompanying consolidated balance sheets are net of reserves for doubtful accounts of approximately $206,000 and $495,000 as of December 31, 1996 and 1997, respectively.

      CONTRACT RIGHTS TO MONITOR SECURITY SYSTEMS

      The Company actively pursues the acquisition of contract rights to monitor security systems. These contract rights are recorded at the Company's purchase price. Amortization is calculated on a straight-line basis over an estimated useful life of ten years. When accounts are canceled and not replaced under a guarantee, the net book value of the canceled account is written off. The Company regularly reviews the attrition rates of account purchases to evaluate the realizability of the unamortized contract rights. If any one account purchase experiences extraordinary cancellations, the amortization period is reduced and losses, if any, are accrued. Contract rights to monitor security systems in the accompanying consolidated balance sheets are net of accumulated amortization of approximately $1,350,000 and $2,329,000 as of December 31, 1996 and 1997,
      respectively.

      GOODWILL

      Goodwill is recorded as the cost of purchased businesses in excess of the fair value of the net assets acquired and is amortized on a straight-line basis over a period of three to fifteen years. The Company regularly reviews the performance of acquired businesses to evaluate the realizability of the underlying goodwill. Goodwill in the accompanying consolidated balance sheets is net of accumulated amortization of approximately $201,000 and $954,000 as of December 31, 1996 and 1997, respectively.

      OTHER LONG-TERM ASSETS

      Other long-term assets consist primarily of deferred financing costs. The deferred financing costs are being amortized over the life of the related loan. Other long-term assets in the accompanying consolidated balance sheets are net of accumulated amortization of approximately $7,000 and $124,000 as of December 31, 1996 and 1997, respectively.

      FURNITURE AND EQUIPMENT

      Furniture and equipment are stated at cost. Depreciation is calculated using straight-line methods for both financial statement and income tax purposes over an estimated useful life of three to seven years.

      The following is a summary of furniture and equipment by major class of assets:


                                                              DECEMBER 31
                                                       -----------------------
                                                          1996         1997
                                                       ----------   ----------
                      Equipment                        $  744,277   $1,148,964
                      Office furniture and fixtures        54,496      107,812
                      Automobiles/trucks                   20,188       20,188
                      Leasehold improvements               53,834       57,861
                                                       ----------   ----------
                                                          872,795    1,334,825
                      Less- Accumulated depreciation      454,896      479,194
                                                       ----------   ----------
                                                       $  417,899   $  855,631
                                                       ==========   ==========


      RENT EXPENSE

      The Company leases its office building and the facilities from which their central stations operate for various periods and amounts through the year 2002. Rent expense was approximately $36,000, $206,000 and $511,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

      Future minimum lease payments are as follows:


                               As of December 31-
                                   1998                              $509,000
                                   1999                               449,000
                                   2000                               365,000
                                   2001                               314,000
                                   2002 and thereafter                349,000
                                                                     ========

      ACCRUED EXPENSES

      Accrued expenses are composed of the following:


                                                                             DECEMBER 31
                                                                      -------------------------
                                                                         1996            1997
                                                                      ---------       ----------
                      Accrued interest                                 $114,833      $   806,758
                      Accrued dividends                                       -          412,997
                      Accrued payroll and vacation                      181,244          324,526
                      Accrual for loss contracts                              -          229,812
                      Other                                             143,583          361,565
                                                                       --------      -----------
                                                                       $439,660       $2,135,658
                                                                       ========      ===========

      PREFERRED STOCK

      On September 5, 1996, an outside investor purchased a 49% interest in the Company by receiving 3,525,682 shares of common stock and $3,441,649 of debt with an interest rate of 6% for a total contribution of $5 million. This stock and debt was converted to 379,422 shares of redeemable and convertible preferred stock on December 31, 1996, and a subordinated credit facility of $5 million was provided to the Company. Additionally, on December 31, 1996, this stockholder exercised options for the purchase of 221 shares of preferred stock at $57 per share, in the form of a stockholder note receivable which was paid after year-end. This shareholder exercised options and warrants during 1997 totaling 29,107 shares of Convertible Preferred Stock.

      Of the total shares of preferred stock issued and outstanding as of December 31, 1997, 344,165 shares are 12% Redeemable Preferred Stock, $10 par and liquidation value with dividends deferred. In the event that the Company raises $20,000,000 in new equity, all dividends that have not been paid must be paid. If the Company raises $30,000,000 in new equity, the Company will have the right to redeem the 12% Redeemable Preferred Stock for its liquidation value plus unpaid dividends. If the Company does not redeem the 12% Redeemable Preferred Stock at that time, the dividend rate will increase to 18% and the stockholder will have the right to convert this preferred stock into common stock at a conversion price equal to 80% of the market price of the common stock at the date of conversion. The remaining 64,585 shares of preferred stock issued and outstanding are Convertible Preferred Stock with a $250 liquidation preference. Each share of Convertible Preferred Stock is convertible into 100 shares of common stock of the Company.

      INCOME TAXES

      The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). As of December 31, 1996 and 1997, the Company had net operating loss carryforwards of approximately $6.1 million and $11.1 million, respectively. The tax net operating losses begin to expire in 2005. As of December 31, 1996 and 1997, no tax benefit has been recognized for these loss carryforwards.

      NET LOSS PER SHARE

      Net loss per share is computed based upon the weighted number of common shares outstanding during the periods presented. Stock options and Convertible Preferred Stock have not been included in the calculation of net loss per share as their effect would be antidilutive.

      STATEMENT OF CASH FLOWS

      The Company considers investments purchased with an original maturity of three months or less to be cash equivalents. Supplemental cash flow information includes the following:

                                                                       DECEMBER 31
                                                             --------------------------------
                                                             1995        1996         1997
                                                             ----        ----         ----
Supplemental schedule of cash flow information-
       Cash paid during the year for interest            $  618,119   $1,493,761   $1,141,493
Supplemental schedule of noncash activities-
       Issuance of stock for services                          --          4,600         --
       Issuance of stock for subscription
          receivable paid in January, 1997 and  1998           --         25,180       50,000
       Issuance of note payable for acquisition                --      3,721,131         --
       Purchase of contract rights reduced by unearned
          revenue acquired                                     --           --        580,616
       Holdback notes reduced due to account attrition
                                                            182,348      245,000      476,492
       Purchase of contract rights with notes               909,581      636,900    1,021,813
                                                         ==========   ==========   ==========

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of the Company's long-term debt, which approximates the carrying value, is estimated based on the current rates offered to the Company for debt of the same remaining maturities.


3.    ACQUISITIONS

      The Company entered into the following transactions during 1996 and 1997:

            MCAP--SAI purchased 100% of the equity of MCAP for $261,020 in cash, the assumption of liabilities of $2,600 and options to purchase 310,000 shares of SAI's common stock at $0.442 per share (which approximated fair value). SAI received assets with a fair market value of $1,309 and recorded goodwill of $262,311. As a result of this transaction, SAI obtained indirect ownership of the 25.2% of MSG owned by MCAP.

            WINNETKA--SAI purchased 100% of the equity of Winnetka for $159,980 in cash, the assumption of liabilities of $2,600 and options to purchase 190,000 shares of SAI's common stock at $0.442 per share (which approximated fair value). SAI received assets with a fair market value of $1,344 and recorded goodwill of $161,236. As a result of this transaction, SAI obtained indirect ownership of the 14.8% of MSG owned by Winnetka.

            Pursuant to the MCAP and Winnetka transactions, SAI obtained indirect ownership of 40% of MSG. It directly owned the remaining 60% of MSG prior to the acquisitions of MCAP and Winnetka.

            SACC AND ALL-SECURITY--On September 5, 1996, SAI purchased 50% of the membership interests in SACC. The consideration for the purchase was $1,500,000 in cash and the assumption of $732,874 in SACC bank debt. SAI received assets with a fair market value of $1,075,877 and recorded additional goodwill of $1,156,997.

            As a result of this transaction, SAI now directly owns 50% of SACC and indirectly owns the remaining 50% through its direct and indirect ownership of MSG (see MCAP and Winnetka above). SAI also now owns 100% of All-Security either directly or indirectly through its ownership of SACC.

            AMJ--On December 19, 1996, SAI purchased the assets of AMJ Central Station Corporation, a Florida corporation, which were transferred to a newly formed and wholly owned subsidiary, AMJ Central Station Corporation, Inc. The purchase price was $3,745,684 in cash and the assumption of certain liabilities totaling $465,461. SAI received assets with a fair market value of $448,421 and recorded goodwill of $3,762,724.

            TAG--On November 24, 1997, SAI purchased the stock of
            Telecommunications Associates, Inc., an Ohio corporation. The purchase price was $5,000,000 in cash. Goodwill of approximately $5,088,000 was recorded as a result of this transaction.

      The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of TAG had occurred at the beginning of 1996 and 1997, after giving effect to certain adjustments, including amortization of intangible assets and increased interest expense on the acquisition debt.


                                                               1996           1997
                                                               ----           ----
Monitoring fees and other revenues                       $    10,956    $    14,245
General, selling and administrative expenses                   9,154         12,858
Write off of contract rights                                     287          1,376
Amortization and depreciation                                  2,012          2,953
                                                        ------------    -----------
                     Income (loss) from operations              (497)        (2,942)

Interest expense                                               1,485          1,952
                                                        ------------    -----------
                     Income (loss) before income taxes        (1,982)        (4,894)

Income tax expense                                              --             --
                                                        ------------    -----------
                     Net income (loss)                        (1,982)        (4,894)

Dividends accrued on preferred stock                             413            413
                                                        ------------    -----------
Net income (loss) available to common stockholders       $    (2,395)   $    (5,307)
                                                        ============    ===========
Net loss per share                                       $      (.65)   $     (1.24)

Weighted average shares outstanding                        3,669,343      4,266,151
                                                         ===========    ===========


      The Pro Forma Statement of Income does not purport to represent what the Company's results of operations would actually have been had the acquisition been in effect for the periods presented, or to predict the Company's results of operations for any future period.

4.    LONG-TERM NOTES PAYABLE

      On September 5, 1996, subsequently amended on December 31, 1996, the Company entered into a Subordinated Loan Agreement with its major stockholder allowing for borrowings of up to $5,000,000. As of December 31, 1996 and 1997, the Company had borrowings of $500,000 and $5,000,000, respectively, outstanding under this loan agreement. Interest is charged on outstanding balances at 12% per year. Accrued interest thereon is payable semiannually, subordinate to the senior debt, and all outstanding borrowings are payable at the earlier of January 2, 2003, or when the Company raises $15,000,000 in new equity.

      In the normal course of purchasing contract rights to monitor security systems, the Company pays cash and issues notes payable to Alarm Dealers. These notes generally represent 10%-20% of the purchase price and serve as a guarantee against account attrition during the term of the note. Notes Payable to Alarm Dealers bear interest at rates ranging from 0% to 12% per year.

      In November, 1997, the Company's major stockholder entered into a subordinated debt agreement whereby AFC may borrow up to $1,500,000. As of December 31, 1997, the Company had borrowings of $500,000 outstanding under this subordinated debt agreement. The loan bears interest at 12% per year and is payable on January 2, 2003.

      On December 2, 1997, the Company amended its Loan Agreement with Finova Capital Corporation ("Finova") to increase the borrowing limit of the debt facility to $30,000,000. Under the agreement, proceeds are to be used for account acquisitions, acquisition of third-party monitoring stations and transaction costs. The loan is secured by virtually all the assets of the Company. Interest is charged on outstanding advances at Citicorp's Base rate plus 2% per year (10.25% at December 31, 1997) and is payable monthly. A fee of 1/2% per year is payable on the unused balance of the facility. The principal balance is repayable as follows:

                   2.5% per quarter, beginning January, 1999
                   4.0% per quarter, beginning January, 2000
                   5.0% per quarter, beginning January, 2001
                   5.5% per quarter, beginning January, 2002,
                         balance due December 31, 2002

      Long-term debt consists of the following notes payable:


                                                              DECEMBER 31
                                                          ----------------------
                                                          1996           1997
                                                          ----           ----
Note payable to Finova                              $  7,304,000    $ 16,359,731
Notes payable to Alarm Dealers                         1,098,819       1,006,992
Other                                                     29,756          52,543
                                                    ------------    ------------
                 Total long-term debt                  8,432,575      17,419,266

Current maturities                                      (413,227)       (897,453)
                                                    ------------    ------------
                                                    $  8,019,348    $ 16,521,813
                                                    ============    ============
Notes payable to stockholder                        $    500,000    $  5,500,000
                                                    ============    ============


      Future maturities of long-term debt are as follows:


                               As of December 31-
                                  1998                     $     897,453
                                  1999                         1,798,056
                                  2000                         2,617,557
                                  2001                         3,271,946
                                  2002 and thereafter         14,334,254
                                                           -------------
                                                             $22,919,266
                                                           =============

5.    DEFERRED COMPENSATION PLAN

      In April, 1997, the Company adopted an executive deferred compensation plan. Under this plan, common stock is credited to each participant's account and is earned based on performance as determined by the Board of Directors against criteria set by the Board over a five-year period. The total number of shares credited to the participants' accounts were 1,081,768. The Board of Directors awarded 162,265 shares, 75% of the current year's eligible shares, on December 31, 1997. The Board approved a new award whereby the 1997 unearned shares from the deferred compensation plan, 54,088.5 shares, plus an additional 54,088.5 shares were credited to the participants' accounts and are eligible to be earned over a five-year period beginning January 1, 1998. During 1997, the Company recorded deferred compensation expense of $862,034 for shares awarded under these plans.


6.    EMPLOYEE BENEFIT PLAN

      In April, 1997, the Company adopted a 401(k) plan. Effective June 1, 1997, employees were enrolled subject to the eligibility requirements of the plan. The Company matches participant contributions up to 25% of the first 4% of each participant's compensation that is contributed to the plan. Company contributions to the plan in 1997 were approximately $6,000.

7.    STOCK OPTIONS AND WARRANTS

      At the discretion of management and approval by the Board of Directors, the Company may grant options and warrants to purchase shares of the Company's common stock and convertible preferred stock to certain individuals. The exercise price may not be less than fair market value of the common stock at the date of grant. Vesting and expiration periods are determined by management and the Board of Directors at the time of grant.

      The Company applies APB Opinion No. 25 in accounting for options and warrants. Accordingly, no compensation cost has been recognized for the stock options and warrants granted.

      Had compensation costs for the stock options and warrants issued been determined based on the fair value at their grant date consistent with the method of FASB Statement No. 123 ("SFAS 123"), the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                                                 DECEMBER 31
                                                            ---------------------
                                                            1996             1997
                                                            ----             ----
                       Net income-
                           As reported                  $  (1,718,259)   $  (4,524,646)
                           Pro forma                       (1,796,189)      (4,670,146)

                       Earnings per share-
                           As reported                           (.47)           (1.16)
                           Pro forma                             (.48)           (1.19)
                                                        =============    =============

      Because the method of accounting prescribed in SFAS 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

      The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions; risk-free interest rates between 5.17% and 6.30%; zero dividend yield; expected lives through the expiration dates; and volatility between 39.11% and 144.19%.

      The following summarizes the stock options and warrants for common stock as of December 31, 1995, 1996 and 1997, and the changes during the years then ending:


                                      1995                      1996                        1997
                            ----------------------     ----------------------     -----------------------
                                          WEIGHTED                   WEIGHTED                    WEIGHTED
                                           AVERAGE                    AVERAGE                     AVERAGE
                                          EXERCISE                   EXERCISE                    EXERCISE
                              SHARES       PRICE        SHARES        PRICE         SHARES        PRICE
                            ---------    ---------    ---------     ---------      -------       ---------
Beginning of year           1,291,173       $  .69    1,463,673         $.75       1,833,155        $  .74

    Granted                   172,500         1.14      611,000          .65          50,000          6.00
    Exercised                       -                    22,088          .57       1,410,655           .57
    Canceled                        -                   219,430          .57               -
                            ---------                 ---------                    ---------
End of year                 1,463,673       $  .75    1,833,155         $.74         472,500        $ 1.76
                            =========                 =========                    =========
Exercisable as of end
    of year                 1,388,673                 1,758,155                      397,500
                            =========                 =========                    =========



      The future expiration of the common stock options are as follows:

                                  As of December 31-
                                      1998                             37,500
                                      1999                            310,000
                                      2000                             75,000
                                      2003                             50,000
                                                                      =======




      Subsequent to year-end, 25,000 options were granted to a company controlled by a director and 10,000 options were granted to a director to purchase common stock with an exercise price of $6.00 per share, expiring in 2001, were granted to a director.

      The Company has granted stock options and warrants to purchase shares of convertible preferred stock which mirror the Common Stock options and warrants listed above and are only exercisable upon exercise of the respective Common Stock options and warrants. Additionally in 1996, the Company granted warrants for 15,000 shares of convertible preferred stock which were exercised during 1997.

      The following summarizes the stock options and warrants for convertible preferred stock as of December 31, 1996 and 1997, and the changes during the years then ended:


                                         1996                         1997
                                ---------------------       -----------------------
                                             WEIGHTED                      WEIGHTED
                                              AVERAGE                       AVERAGE
                                             EXERCISE                      EXERCISE
                                SHARES        PRICE          SHARES         PRICE
                                ------      ---------        ------      -----------
Beginning of year                    -      $     -           33,332         $153.65

    Granted                       33,553        153.01           -              -
    Exercised                        221         57.00        29,107          156.62
    Canceled                         -            -              -              -
                                  ------       -------        ------        --------
End of year/period                33,332       $153.65         4,225         $130.46
                                  ======       =======        ======        ========


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Board of Directors of
Telecommunications Associates Group, Inc.:



We have audited the accompanying balance sheet of TELECOMMUNICATIONS ASSOCIATES GROUP, INC. (an Ohio corporation doing business as Emergency Response Center) as of November 24, 1997, and the related statements of operations and cash flows for the period from January 1, 1997, to November 24, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telecommunications Associates Group, Inc. as of November 24, 1997, and the results of its operations and its cash flows for the period from January 1, 1997, to November 24, 1997, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP



Chicago, Illinois
January 13, 1998

                    TELECOMMUNICATIONS ASSOCIATES GROUP, INC.


                                  BALANCE SHEET

                             AS OF NOVEMBER 24, 1997

                                     ASSETS
--------------------------------------------------------------------------------------
CURRENT ASSETS:
    Cash                                                                   $    81,106
    Accounts receivable, net                                                   246,036
    Prepaid expenses                                                             8,054
                                                                           -----------
                     Total current assets                                      335,196
OTHER ASSETS:
    Contract rights to monitor security systems, net                           689,665
    Other assets                                                                 3,900
                                                                           -----------
                     Total other assets                                        693,565
                                                                           -----------

FURNITURE AND EQUIPMENT, net                                                   124,860
                                                                           -----------
                     Total assets                                          $ 1,153,621
                                                                           ===========



                             LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------------
CURRENT LIABILITIES:
    Current maturities of notes payable                                    $   178,461
    Accounts payable                                                            96,890
    Accrued expenses                                                           205,590
    Unearned revenue                                                           776,577
                                                                           -----------
                     Total current liabilities                               1,257,518

NOTES PAYABLE, net of current portion                                          244,594
                                                                           -----------
                     Total liabilities                                       1,502,112
                                                                           -----------
STOCKHOLDERS' EQUITY:
    Common stock, no par value, 750 shares authorized, 491 shares issued
       and outstanding                                                          71,000
    Retained earnings, beginning of year                                      (276,580)
    Shareholder distributions                                                 (210,155)
    Net income                                                                  67,244
                                                                           -----------
    Retained earnings, end of year                                            (419,491)
                                                                           -----------
                     Total stockholders' equity                               (348,491)
                                                                           -----------
                     Total liabilities and stockholders' equity            $ 1,153,621
                                                                           ===========


                      The notes to financial statements are
                     an integral part of this balance sheet.

                    TELECOMMUNICATIONS ASSOCIATES GROUP, INC.


                             STATEMENT OF OPERATIONS

                  FOR THE PERIOD JANUARY 1 TO NOVEMBER 24, 1997



REVENUES FROM MONITORING FEES                        $3,431,078
                                                     ----------

OPERATING EXPENSES:
    General, selling and administrative               3,086,124
    Contract rights written off                          98,216
    Amortization and depreciation                       130,729
                                                     ----------
                     Total operating expenses         3,315,069
                                                     ----------
                     Income (loss) from operations      116,009

INTEREST EXPENSE                                         48,765
                                                     ----------
                     Net income                      $   67,244
                                                     ==========


                      The notes to financial statements are
                       an integral part of this statement.

                    TELECOMMUNICATIONS ASSOCIATES GROUP, INC.


                            STATEMENTS OF CASH FLOWS

                  FOR THE PERIOD JANUARY 1 TO NOVEMBER 24, 1997


CASH PROVIDED FROM OPERATING ACTIVITIES:
    Net income (loss)                                                          $  67,244
    Adjustments to reconcile net income (loss) to cash provided by operating activities-
           Depreciation and amortization                                         130,729
           Contract rights written off                                            98,216
           Changes in current assets and liabilities-
              Accounts receivable                                                (16,737)
              Prepaid expenses                                                    27,620
              Other Assets                                                           600
              Accounts payable                                                   (11,701)
              Accrued expenses                                                   (47,665)
              Unearned revenue                                                    68,308
                                                                               ---------
                           Net cash provided by operating activities             316,614
                                                                               ---------

CASH USED FOR INVESTING ACTIVITIES:
    Purchase of fixed assets                                                     (32,249)
    Purchases of contract rights to monitor security systems                     (45,808)
                                                                               ---------
                           Net cash used for investing activities                (78,057)
                                                                               ---------

CASH USED FOR FINANCING ACTIVITIES:
    Repayments of debt                                                           (55,058)
    Distributions to shareholders                                               (210,155)
                                                                               ---------
                           Cash used for investing activities                   (265,213)
                                                                               ---------
                           Total decrease in cash                                (26,656)

CASH, beginning of period                                                        107,762
                                                                               ---------
CASH, end of period                                                            $  81,106
                                                                               =========

CASH PAID FOR INTEREST                                                         $  48,765
                                                                               =========



                      The notes to financial statements are
                       an integral part of this statement.

                    TELECOMMUNICATIONS ASSOCIATES GROUP, INC.


                          NOTES TO FINANCIAL STATEMENTS

                             AS OF NOVEMBER 24, 1997



1.    DESCRIPTION OF THE BUSINESS

      COMPANY BACKGROUND

      Telecommunications Associates Group, Inc. (the "Company") (an Ohio Company doing business as Emergency Response Center) owns and operates central monitoring stations in Cleveland, Ohio and Austin, Texas to provide security monitoring for security dealers throughout the continental United States.


2.    SUMMARY OF MAJOR ACCOUNTING POLICIES

      USE OF ESTIMATES

      The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      REVENUES

      Monitoring fee revenue is recognized as earned over the related contract period. Services may be billed in advance on a monthly, quarterly, or annual basis and any amounts not earned are included as unearned revenue.

      CASH

      For purposes of the statement of cash flows, cash includes bank deposits and petty cash funds of the Company.

      ACCOUNTS RECEIVABLE

      The Company grants unsecured trade credit to its customers in the normal course of business. Receivables in the accompanying balance sheet are net of reserves of $100,000.

      CONTRACT RIGHTS TO MONITOR SECURITY SYSTEMS

      The Company acquires contract rights to monitor security systems from its customers. These contract rights are recorded at the Company's purchase price. The Company generally receives a guarantee from the seller to replace any contracts which cancel monitoring service for a period of one year. Accounts which are replaced are carried at the book value of the replaced account. The net annual attrition rate of these accounts is approximately 10%. The contract rights are amortized on a straight-line basis over a ten year period. Contract rights to monitor security systems in the accompanying balance sheet are net of accumulated amortization of approximately $185,000 as of November 24, 1997.

      FURNITURE, EQUIPMENT AND DEPRECIATION

      Property and equipment are recorded at cost. Maintenance and repairs are charged to operations as incurred. When property, equipment and improvements are disposed of, the costs and accumulated depreciation or amortization are removed from the accounts and any resulting gains or losses are reflected in income. Depreciation and amortization is provided for financial reporting purposes using accelerated methods over five to seven years.

      Furniture and equipment at November 24, 1997, consists of the following:

                  Equipment                           $624,500
                  Furniture and fixtures                69,602
                                                      --------
                                                       694,102

                  Accumulated depreciation             569,242
                                                      --------
                                                      $124,860
                                                      ========


      LEASES

      The Company operates exclusively in leased facilities. Total rent expense related to these facilities for the period ended November 24, 1997, was approximately $104,300.

      Additionally, the Company leases certain equipment used in its operations. Total lease expense under these leases was approximately $47,800 for the period ended November 24, 1997.

      Future minimum lease payments at November 24, 1997 is as follows:


                   1998                    $156,100
                   1999                     114,700
                   2000                      82,500
                   2001                      82,500
                   2002                      81,100
                   Thereafter               159,600
                                           ========


      ACCRUED EXPENSES

      Accrued expenses are comprised of the following:


                   Accrued Payroll         $ 101,271
                   Accrued Vacation           50,000
                   Other                      54,319
                                           ---------
                                           $ 205,590
                                           =========

      UNEARNED REVENUE

      Unearned revenue consists primarily of prebilled monitoring fees to customers. Monitoring services are billed on a monthly, quarterly, semi-annual and annual basis.

      INCOME TAXES

      The Company elected to have its income taxed with that of its shareholders for federal income tax purposes (an S Corporation election). Consequently, there are no federal income taxes payable by the Company.

      FAIR VALUE OF FINANCIAL INSTRUMENTS

      The fair value of the Company's long-term debt, which approximates the carrying value, is estimated based on the current rates offered to the Company for debt of the same remaining maturities.


3.    NOTES PAYABLE

      Debt at November 24, 1997, consists of the following:



          Line of credit, interest at 9.5%, due May, 1998                             $ 65,250
          Notes payable to bank, interest at 10% payable in monthly installments of
              $9,869, maturing in August, 1999                                         210,917
          Notes payable to bank, interest at 10% payable in monthly installments of
              $2,604, maturing in April, 2001                                          102,603
          Notes payable to financial institution, interest at 10%, payable in
              monthly installments of $ 2,659, maturing in May, 1999                    44,285
                                                                                      --------
                                                                                       423,055

          Current maturities                                                           178,461
                                                                                      --------
                               Total long-term debt                                   $244,594
                                                                                      ========



          Debt matures as follows:

                                          1998             $246,834
                                          1999              136,114
                                          2000               31,248
                                          2001                8,859
                                                           --------
                                                           $423,055
                                                           ========

NO DEALER, SALES PERSON OR OTHER PERSON
HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE
CONTAINED IN THIS PROSPECTUS AND, IF
GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATIONS MUST NOT BE RELIED UPON
AS HAVING BEEN AUTHORIZED BY THE
COMPANY.  THIS PROSPECTUS DOES NOT
CONSTITUTE AN OFFER TO SELL OR A
SOLICITATION OF AN OFFER TO BUY THE
SECURITIES BY ANYONE IN ANY JURISDICTION
IN WHICH SUCH OFFER OR SOLICITATION IS
NOT AUTHORIZED, OR IN WHICH THE PERSON
MAKING SUCH OFFER OR SOLICITATION IS NOT
QUALIFIED TO DO SO, OR TO ANY PERSON TO
WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER
OR SOLICITATION. NEITHER THE DELIVERY OF
THIS PROSPECTUS NOR ANY SALE MADE
HEREUNDER SHALL CREATE ANY IMPLICATION
THAT THE INFORMATION CONTAINED HEREIN IS
CORRECT AS OF ANY TIME SUBSEQUENT TO ITS
DATE.

               TABLE OF CONTENTS
PROSPECTUS SUMMARY.....................3
RISK FACTORS...........................5
SECURITIES COVERED BY THIS
PROSPECTUS............................10
USE OF PROCEEDS.......................12
PRICE RANGE OF COMMON STOCK...........12
STOCKHOLDER RETURN AND
PERFORMANCE GRAPH.....................13
DIVIDEND POLICY.......................13
SELECTED FINANCIAL DATA...............14
PRO FORMA COMBINED STATEMENT
OF INCOME.............................15
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS............................16
BUSINESS..............................22
MANAGEMENT............................38
CERTAIN TRANSACTIONS..................44
PRINCIPAL AND SELLING STOCKHOLDERS....47
DESCRIPTION OF CAPITAL STOCK..........53
LEGAL MATTERS.........................57
EXPERTS...............................57
ADDITIONAL INFORMATION................57
INDEX TO FINANCIAL STATEMENTS.........F-1
UNTIL JUNE 1, 1998 (40 DAYS AFTER
THE DATE HEREOF) ALL DEALERS EFFECTING
TRANSACTIONS IN THE COMMON STOCK,
WHETHER OR NOT PARTICIPATING IN THIS
DISTRIBUTION, MAY BE REQUIRED TO DELIVER
A PROSPECTUS.  THIS IS IN ADDITION TO
THE OBLIGATION OF DEALERS TO DELIVER A
PROSPECTUS WHEN ACTING AS UNDERWRITERS
AND WITH RESPECT TO THEIR UNSOLD
ALLOTMENTS OR SUBSCRIPTIONS.

         3,778,088 SHARES AND
          2,000,000 WARRANTS

          SECURITY ASSOCIATES
          INTERNATIONAL, INC.

             COMMON STOCK
                 AND
               WARRANTS

              PROSPECTUS

            APRIL 22, 1998